UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

CTRIP.COM INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

22943F100**
(CUSIP Number)

Jennifer Xinzhe Li, Chief Financial Officer
Telephone: +(86 10) 5992-8888
Email: ir@baidu.com
Facsimile: +(86 10) 5992-0000
Baidu Campus
No. 10 Shangdi 10th Street,
Haidian District, Beijing 100085
The People's Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).
** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 0.25 Ordinary Shares, par value $0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 22943F100	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,480,233.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,480,233.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,480,233.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON CO

*
Based on a total of 35,381,474 Ordinary Shares issued and outstanding as of September 30, 2015, which does not include Ordinary Shares and ADSs owned by the Issuer and its subsidiaries, based on information provided by the Issuer, plus the number of Ordinary Shares issued to Baidu Holdings in the Share Exchange (see Item 3).

CUSIP No. 22943F100	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baidu, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,480,233.5
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,480,233.5
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,480,233.5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON CO

*
Based on a total of 35,381,474 Ordinary Shares issued and outstanding as of September 30, 2015, which does not include Ordinary Shares and ADSs owned by the Issuer and its subsidiaries, based on information provided by the Issuer, plus the number of Ordinary Shares issued to Baidu Holdings in the Share Exchange (see Item 3).

CUSIP No. 22943F100	SCHEDULE 13D	Page 4 of 8

Item 1.                            Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to ordinary shares, par value $0.01 per share (the “Ordinary Shares”), and American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing 0.25 Ordinary Shares, in each case, of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive offices of the Issuer is 99 Fu Quan Road, Shanghai 200335, The People’s Republic of China.
The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “CTRP.”  As used in this Schedule 13D, the term “Ordinary Shares” includes Ordinary Shares represented by ADSs.
Item 2.  Identity and Background.
This Schedule 13D is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), by Baidu, Inc., a Cayman Islands exempted company, and Baidu Holdings Limited, a British Virgin Islands company and a direct subsidiary of Baidu, Inc. (“Baidu Holdings,” and together with Baidu, Inc., the “Reporting Persons”).
The principal business of the Reporting Persons is to provide Internet search and other services to users and operate platforms that allow businesses to reach potential customers. The address of the principal office of Baidu, Inc. is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China. The address of the principal office of Baidu Holdings is c/o Baidu, Inc., No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.
The information required by General Instruction C to Schedule 13D with respect to (i) the directors and executive officers of Baidu, Inc. is listed on Schedule A hereto and (ii) the directors and executive officers of Baidu Holdings is listed on Schedule B hereto and, in each case, is incorporated herein by reference.
None of the directors and executive officers of Baidu, Inc. or Baidu Holdings has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto.
Item 3.  Source or Amount of Funds or Other Consideration.
On October 24, 2015, the Reporting Persons and the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) pursuant to which the Issuer agreed to issue to Baidu Holdings 11,488,381 Ordinary Shares in exchange (the “Share Exchange”) for 178,702,519 Class A ordinary shares, par value of US$0.001 per share, of Qunar Cayman Islands Limited, a Cayman Islands exempted company (“Qunar”), and 11,450,000 Class B ordinary shares, par value $0.001 per share, of Qunar.  The Share Exchange was completed on October 26, 2015. In addition, Baidu, Inc. acquired a total of 3,967,410 ADSs, representing 991,852.5 Ordinary Shares, in the open market in 2013.

CUSIP No. 22943F100	SCHEDULE 13D	Page 5 of 8

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 2 hereto and which is incorporated herein by reference.
Item 4.  Purpose of Transaction.
The information set forth in or incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.
(a)            The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis.  Subject to the terms of the Standstill Agreement (as defined below), depending on various factors, including but not limited to the Issuer’s business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.
(b)            Upon completion of the Share Exchange, Baidu, Inc. appointed two (2) directors (the “Baidu Directors”) to the board of directors of the Issuer, which currently consists of eight (8) directors.
(c)            Consistent with the Reporting Persons’ investment purposes, subject to the terms of the Standstill Agreement, the Reporting Persons may engage in communications (including, without limitation, through the Baidu Directors) with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares.  The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may, subject to the terms of the Standstill Agreement, make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.
(d)            Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5.  Interest in Securities of the Issuer.
(a)            As of the date hereof, (i) Baidu Holdings beneficially owns 12,480,233.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 24.5% of the issued and outstanding Ordinary Shares and (ii) Baidu, Inc., because of its position as the sole shareholder of Baidu Holdings, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 12,480,233.5 Ordinary Shares (including 991,852.5 Ordinary Shares represented by ADSs) or 24.5% of the issued and outstanding Ordinary Shares.

(b)            As of the date hereof, each of Baidu Holdings and Baidu, Inc. has sole power to vote or to direct the voting and to dispose or to direct the disposition of the shares beneficially owned by it as specified in Item 5(a) above.
(c)            The information set forth in Item 3 above is incorporated by reference into this Item 5(c).
(d)            No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.

CUSIP No. 22943F100	SCHEDULE 13D	Page 6 of 8

(e)            Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in or incorporated by reference in Items 3 and 5 of this Schedule 13D is incorporated by reference into this Item 6.
Standstill Agreement. On October 26, 2015, Baidu, Inc. and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) pursuant to which the parties agreed, among other matters, that subject to certain exceptions, Baidu, Inc. would not, and would cause its subsidiaries not to:
(a)              effect, offer or propose to effect, or announce any intention to effect or cause or participate in or knowingly assist, or vote in favor of (i) any acquisition of any equity securities or material assets of the Issuer or any of its subsidiaries, (ii) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination involving the Issuer or any of its subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries;
(b)              make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Issuer or any of its subsidiaries in connection with seeking the removal of any directors on the board of directors of the Issuer or a change in the size or composition of the board of directors of the Issuer;
(c)              form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party in connection with any action contemplated by any of the foregoing;
(d)              enter into any arrangements with any third party, or finance any third party, with respect to any of the foregoing actions; or

CUSIP No. 22943F100	SCHEDULE 13D	Page 7 of 8

(e)              make any public disclosure inconsistent with clauses (a) through (d), or take any action that would reasonably be expected to require the Issuer to make any public disclosure with respect to the matters set forth in clauses (a) through (d).
In addition, under the Standstill Agreement, the Issuer agreed that (i) for so long as Baidu, Inc. and its subsidiaries, in the aggregate, beneficially own such number of Ordinary Shares not less than fifty percent (50%) of the number of Ordinary Shares issued under the Exchange Agreement, Baidu, Inc. shall have the right to designate one (1) director to the board of directors of the Issuer, and (ii) for so long as Baidu, Inc. and its subsidiaries, in the aggregate, beneficially own such number of Ordinary Shares not less than seventy-five percent (75%) of the number of Ordinary Shares issued under the Exchange Agreement, Baidu, Inc. shall have the right to designate in total two (2) directors to the board of the Issuer.  The number of directors designated by Baidu, Inc. above will be increased if the total number of directors on the board increases by three or more such that Baidu, Inc. generally maintains its pro rata representation on the board of the Issuer.
Registration Rights Agreement. On October 26, 2015, the Issuer and Baidu Holdings entered into a registration rights agreement pursuant to which the Issuer granted Baidu Holdings certain customary piggyback and demand registration rights to effect registration of the Ordinary Shares under the Securities Act of 1933.
The foregoing descriptions of the Standstill Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Standstill Agreement and the Registration Rights Agreement, which are filed as Exhibit 3 and Exhibit 4, respectively, hereto and which are incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated November 4, 2015, between Baidu Holdings and Baidu, Inc.

Exhibit 2	Share Exchange Agreement, dated as of October 24, 2015, among Baidu, Inc., Baidu Holdings and the Issuer

Exhibit 3	Standstill Agreement, dated as of October 26, 2015, between Baidu, Inc. and the Issuer

Exhibit 4	Registration Rights Agreement, dated as of October 26, 2015, between Baidu Holdings and the Issuer

CUSIP No. 22943F100	SCHEDULE 13D	Page 8 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2015

Baidu Holdings Limited
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

Baidu, Inc.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

Schedule A

Directors and Executive Officers of Baidu, Inc.

The business address of each of the following directors and executive officers is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Brent Callinicos	USA
William Decker	USA
James Ding	Hong Kong
Greg Penner	USA
Yuanqing Yang	PRC

Executive Officers:

Name	Title	Citizenship
Robin Yanhong Li	Chairman and Chief Executive Officer	PRC
Jennifer Xinzhe Li	Chief Financial Officer	Canada
Ya-Qin Zhang	President	USA
Jing Wang	Senior Vice President	USA
Hailong Xiang	Senior Vice President	PRC

Schedule B

Directors and Executive Officers of Baidu Holdings Limited

The business address of each of the following directors is No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China.

Directors:

Name	Citizenship
Robin Yanhong Li	PRC
Jennifer Xinzhe Li	Canada

Executive Officers:

N/A

EXHIBIT 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, do hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: November 4, 2015

Baidu Holdings Limited
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

Baidu, Inc.
By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

EXHIBIT 2

SHARE EXCHANGE AGREEMENT

by and among

CTRIP.COM INTERNATIONAL, LTD.
BAIDU HOLDINGS LIMITED

and

BAIDU, INC.

Dated as of October 24, 2015

i

Schedules

Schedule 1	Disclosure Schedule of the Baidu Parties

Exhibits

Exhibit A	Form of Registration Rights Agreement
Exhibit B	Form of Standstill Agreement

ii

This SHARE EXCHANGE AGREEMENT, dated as of October 24, 2015 (this “Agreement”), is by and among Ctrip.com International, Ltd., a Cayman Islands exempted company (“Ctrip”), Baidu, Inc., a Cayman Islands exempted company (“Parent”) and Baidu Holdings Limited, a British Virgin Islands company and a direct subsidiary of Parent (“Baidu” and together with Parent, the “Baidu Parties”).  Ctrip, Baidu and Parent are referred to in this Agreement collectively as the “Parties” and individually as a “Party.”
RECITALS
WHEREAS, Baidu directly owns, and Parent indirectly owns, certain shares of Qunar Cayman Islands Limited, a Cayman Islands exempted company (“Qunar”); and
WHEREAS, the Baidu Parties desire to sell 178,702,519 Class A ordinary shares, par value of US$0.001 per share, of Qunar, and 11,450,000 Class B ordinary shares, par value $0.001 per share, of Qunar (collectively, the “Baidu Exchange Shares”) held by Baidu, to Ctrip and Ctrip desires to issue and sell 11,488,381 Ctrip Ordinary Shares (the “Ctrip Exchange Shares”) to Baidu in exchange for the Baidu Exchange Shares, and on the terms and subject to the conditions set forth herein (such exchange, the “Share Exchange”).
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties to this Agreement hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1             Defined Terms.  For the purposes of this Agreement, the following terms shall have the following meanings:
“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation, whether known or unknown, pleaded or unpleaded, direct or indirect, matured or un-matured, material or immaterial, contingent or absolute, by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any Person that controls, is controlled by, or is under common control with such Person.  As used herein, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, and individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.
“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.
“Anti-Corruption Laws” shall have the meaning ascribed to this term in Section 3.12.
“Baidu” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Baidu Exchange Shares” shall have the meaning ascribed to this term in the recitals to this Agreement.
“Baidu Fundamental Reps” means the representations and warranties of the Baidu Parties contained in Section 4.1, Section 4.2, Section 4.3, Section 4.4, and Section 4.5(a)(i).
“Baidu Indemnified Party” shall have the meaning ascribed to this term in Section 6.2.
“Baidu Parties” shall have the meaning ascribed to this term in the preamble to this Agreement.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Beijing, Shanghai or New York.
“Closing” shall have the meaning ascribed to this term in Section 2.2.
“Closing Date” shall have the meaning ascribed to this term in Section 2.2.
“Ctrip” shall have the meaning ascribed to this term in the preamble to this Agreement.
“Ctrip Exchange Shares” shall have the meaning ascribed to this term in the recitals to this Agreement.
“Ctrip Ordinary Shares” means fully-paid ordinary shares of Ctrip, par value $0.01 per share.
“Ctrip Fundamental Reps” means the representations and warranties of Ctrip contained in Section 3.1, Section 3.2, Section 3.3, Section 3.4 and Section 3.5(a).
“Ctrip Group Companies” means Ctrip and any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by Ctrip directly or indirectly through one or more intermediaries, including any variable interest entity controlled by and consolidated with Ctrip.
“Ctrip Indemnified Party” shall have the meaning ascribed to this term in Section 6.4.
“Ctrip Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, Liabilities, operations, results of operations or financial condition of the Ctrip Group Companies, taken as a whole, or (b) the authority or ability of Ctrip to perform its obligations under this Agreement or any of the Transaction Agreements; provided, however, that for purposes of clause (a) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall any such exceptions be taken into account in determining whether there has been or will be, a Ctrip Material Adverse Effect: (i) any effect resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any Transaction

Agreement, (ii) any effect that results from changes affecting any of the industries in which Ctrip or the Ctrip Group Companies operate generally or the economy generally, (iii) any effect that results from changes affecting general worldwide economic or capital market conditions, provided that any such changes in (ii) and (iii) do not disproportionately affect the Ctrip Group Companies, taken as a whole, in any material respect relative to other similarly situated participants in the industry in which they operate, (iv) any pandemic, earthquake, typhoon, tornado or other natural disaster or similar force majeure event, (v) any failure to meet any internal or public projections, forecasts or guidance, provided that the underlying causes that lead to any failure to meet any internal or public projections, forecasts or guidance as set forth in (v) are not included under this clause (v), or (vi) any change in Ctrip’s stock price or trading volume, in and of itself, provided that the underlying causes that lead to any change in Ctrip’s stock price or trading volume are not included under this clause (vi).
“Ctrip Ordinary Shares” means fully-paid ordinary shares of Ctrip, par value $0.01 per share.
“Ctrip Rights Agreement” shall have the meaning ascribed to this term in Section 2.3(c).
“Ctrip SEC Reports” means, for purposes of the representations and warranties of Ctrip at the signing of this Agreement, any publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by Ctrip with the SEC under the Exchange Act at any time on or after January 1, 2012 through the date that is three (3) Business Days prior to the date of this Agreement.
“Disclosure Schedule” means the disclosure schedule delivered by the Baidu Parties and Ctrip on the date hereof and attached to this Agreement as Schedule 1.
“Dispute” shall have the meaning ascribed to this term in Section 7.9(b).
“Encumbrance” means with respect to any asset (including any security) any security interest, pledge, hypothecation, mortgage, lien, license, claim, charge, title retention, right to acquire, option, levy, proxy, right of first refusal, and any other encumbrance or condition, whatsoever.
“Equity Securities” means any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of a Person, and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to such Person, or any contract of any kind for the purchase or acquisition from such Person of any of the foregoing, either directly or indirectly.
 “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession that are in effect from time to time, as codified and described in FASB Statement No. 18, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, and applied consistently throughout the periods involved.
“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“HKIAC” shall have the meaning ascribed to this term in Section 7.9(b)(i).
“HKIAC Rules” shall have the meaning ascribed to this term in Section 7.9(b)(i).
“Indemnified Party” means a Ctrip Indemnified Party or a Baidu Indemnified Party, as the case may be.
“Indemnifying Party” means Ctrip pursuant to Section 6.2 or the Baidu Parties pursuant to Section 6.4, as the case may be.
“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents and applications therefor, including provisional applications, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property or proprietary rights.
“Judgment” means any judgment, order, injunction or decree.
“Knowledge” (a) when used in reference to Ctrip, means the knowledge of the executive officers of Ctrip, and, (b) when used in reference to the Baidu Parties, means the knowledge of Mr. Robin Yanhong Li, Ms. Helen Haiwen He, Mr. Liang Zeng, Mr. Yuming He and Mr. Fang Wei in their capacities as the directors of Qunar.
“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
“Liability” means any liability, cost, expense (including reasonable attorneys’ fees), debt or obligation of any kind, character or description, and whether known or unknown, accrued, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.
“Lien” means any pledge, lien, charge, right of first refusal or other option to purchase or otherwise acquire any interest, easement, security interest or other encumbrance.
“Loss” shall have the meaning ascribed to this term in Section 6.2.
“NASDAQ” means The NASDAQ Stock Market LLC.
“Organizational Documents” means, with respect to an entity, its certificate of incorporation, articles of incorporation, by-laws, articles of association, memorandum of association, certificate of trust, trust agreement, partnership agreement, limited partnership agreement, certificate of formation, limited liability company agreement or operating agreement, as applicable.
“Parent” shall have the meaning ascribed to this term in the preamble to this Agreement.
“Party” shall have the meaning ascribed to this term in the preamble to this Agreement.
“Permit” means a permit, license, franchise or authorization from a Governmental Authority.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
“PRC” means the People’s Republic of China.
“Providing Party” shall have the meaning ascribed to this term in Section 5.1.
“Qunar” shall have the meaning ascribed to this term in the recitals to this Agreement.
“Qunar Group Companies” means Qunar and any and all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by Qunar directly or indirectly through one or more intermediaries, including any variable interest entity controlled by and consolidated with Qunar.
“Qunar Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, Liabilities, operations, results of operations or financial condition of the Qunar Group Companies, taken as a whole, or (b) the authority or ability of the Baidu Parties to perform their respective obligations under this Agreement or any of the Transaction Agreements; provided, however, that for purposes of clause (a) above, in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall any such exceptions be taken into account in determining whether there has been or will be, a Qunar Material Adverse Effect: (i) any effect resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any Transaction Agreement, (ii) any effect that results from changes affecting any of the industries in which the Qunar or the Qunar Group Companies operate generally or the economy generally, (iii) any effect that results from changes affecting general worldwide economic or capital market conditions, provided that any such changes in (ii) and (iii) do not disproportionately affect the Qunar Group Companies, taken as a whole, in any material respect relative to other similarly situated participants in the industry in which they operate, (iv) any pandemic, earthquake, typhoon, tornado or other natural disaster or similar force majeure event, (v) any failure to meet any internal or public projections, forecasts or guidance, provided that the underlying causes that lead to any failure to meet any internal or public projections, forecasts or guidance as set forth in (v) are not included under this clause (v), or (vi) any change in Qunar’s stock price or trading volume, in and of itself, provided that the underlying causes that lead to any change in Qunar’s stock price or trading volume are not included under this clause (vi).
“Qunar SEC Reports” means, for purposes of the representations and warranties of the Baidu Parties at the signing of this Agreement, any publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by Qunar with the SEC under the Exchange Act at any time on or after April 12, 2013 through the date that is three (3) Business Days prior to the date of this Agreement.
“Receiving Party” shall have the meaning ascribed to this term in Section 5.1.
“Registration Rights Agreement” means the registration rights agreement, dated as of the date hereof, by and between Ctrip and Parent, in the form attached hereto as Exhibit A.
“Representatives” shall have the meaning ascribed to this term in Section 5.1.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” shall have the meaning ascribed to this term in Section 3.15.
“Share Exchange” shall have the meaning ascribed to this term in the recitals to this Agreement.
“Standstill Agreement” means the standstill agreement, dated as of the date hereof, by and between Ctrip and Parent, in the form attached hereto as Exhibit B.
“Tax” or “Taxes” means (a) any federal, national, provincial, municipal, local or taxes, duties, imposts, levies, or other like assessments in the nature of a tax, in each case, imposed by any Governmental Authority, including all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, tariffs (including import duty and import value-added tax), and other taxes, and (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (a) above.
“Taxing Authority” means any Governmental Authority responsible for the administration of any Tax.

“Third-Party Claim” shall have the meaning ascribed to this term in Section 6.5(a).
“Transaction Agreements” means the Standstill Agreement and the Registration Rights Agreement.
Section 1.2             Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)            When a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement.
(b)            The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.
(c)            Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”
(d)            The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(e)            All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.
(f)            The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.
(g)            References to a Person are also to its permitted successors and assigns.
(h)            The use of “or” is not intended to be exclusive unless expressly indicated otherwise.
(i)            All references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.
(j)            The Parties have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening either Party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.
ARTICLE II
SHARE EXCHANGE
Section 2.1             Share Exchange.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Ctrip agrees to issue and sell to Baidu the Ctrip Exchange Shares, and in exchange therefor, each of the Baidu Parties agrees to sell to Ctrip the Baidu

Exchange Shares, in each case, free and clear of all Encumbrances and with all rights attaching on and from the Closing.
Section 2.2             Closing.
(a)            The obligation of Ctrip to close the transactions contemplated by this Agreement (the “Closing”) is subject to the satisfaction or waiver by Ctrip at or prior to the Closing Date of (i) the representations and warranties of the Baidu Parties set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on or as of such date, except (X) to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (Y) the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (notwithstanding the foregoing, the representations and warranties set forth in Section 4.4(a) shall be true and correct in all material respects), (ii) Ctrip has received all closing deliveries from the Baidu Parties under Section 2.4, and (iii) the Baidu Parties have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.
(b)            The obligation of the Baidu Parties to the Closing is subject to the satisfaction or waiver by the Baidu Parties at or prior to the Closing Date of (i) the representations and warranties of the Ctrip set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made on or as of such date, except (X) to the extent any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (Y) the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement (notwithstanding the foregoing, the representations and warranties set forth in Section 3.4(a) shall be true and correct in all material respects), (ii) the Baidu Parties have received all closing deliveries from Ctrip under Section 2.3, and (iii) Ctrip has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)            The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, on October 26, 2015 or as soon as possible thereafter (the “Closing Date”) (or at such other date and time as the Parties may mutually agree upon in writing).  The Closing may be accomplished by facsimile or email (in PDF format) transmission to the respective offices of legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, with originals to be delivered thereafter.  The Parties acknowledge and agree that all transactions occurring at the Closing shall be deemed to be taken, and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been executed and delivered, simultaneously on the Closing Date, and no proceedings shall be deemed taken nor any document executed or delivered until all have been taken, executed and delivered.  Unless the Parties otherwise agree in writing, if the Closing has not been consummated at or prior to 11:59pm (Hong Kong time) on November 6, 2015, this Agreement shall automatically terminate and become null and void ab initio.

Section 2.3             Closing Deliveries by Ctrip.  On the Closing Date, Ctrip shall deliver or cause to be delivered to the Baidu Parties:
(a)            a duly issued share certificate in the name of Baidu representing the Ctrip Exchange Shares;
(b)            a certified true copy of the Register of Members of Ctrip as of the Closing Date reflecting Baidu’s ownership of the Ctrip Exchange Shares and duly certified by the registered office provider of Ctrip;
(c)            a certified true copy of the resolutions duly and validly adopted by the board of directors of Ctrip evidencing its authorization of the execution and delivery of this Agreement and the Transaction Agreements to which it is a Party and the consummation of the transactions contemplated hereby and thereby;
(d)            a certified true copy of the Register of Directors of Ctrip as of the Closing Date reflecting the appointment of Mr. Robin Li and Mr. Tony Yip to Ctrip’s board of directors;
(e)            the Registration Rights Agreement, duly executed by Ctrip; the Standstill Agreement, duly executed by Ctrip; and
(f)            evidence reasonably satisfactory to Parent that Ctrip has taken all action necessary to render the rights issued pursuant to the Rights Agreement dated as of November 23, 2007 between Ctrip and The Bank of New York, as amended (the “Ctrip Rights Agreement”), inapplicable to this Agreement and the transactions contemplated hereby and by the Standstill Agreement.
Section 2.4              Closing Deliveries by the Baidu Parties.  On the Closing Date, the Baidu Parties shall deliver or cause to be delivered to Ctrip:
(a)            a duly issued share certificate in the name of Ctrip representing the Baidu Exchange Shares;
(b)            a certified true copy of the Register of Members of Qunar as of the Closing Date reflecting Ctrip’s ownership of the Baidu Exchange Shares and duly certified by the registered office provider of Qunar;
(c)            an instrument of transfer executed by Baidu in the form reasonably satisfactory to Ctrip;
(d)            a certified true copy of the resolutions duly and validly adopted by the boards of directors of Baidu and Parent evidencing its authorization of the execution and delivery of this Agreement and the Transaction Agreements to which each is a party and the consummation of the transactions contemplated hereby and thereby;
(e)            a certified true copy of the Register of Directors of Qunar as of the Closing Date reflecting the resignation of Ms. Helen Haiwen He, Mr. Liang Zeng, Mr. Yuming He and Mr. Fang Wei from and appointment of Mr. James Jianzhang Liang, Ms. Jane Jie Sun, Ms. Maohua Sun and Mr. Xing Xiong to Qunar’s board of directors;
(f)            the Registration Rights Agreement, duly executed by Parent; and

(g)            the Standstill Agreement, duly executed by Parent.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF CTRIP
Except as otherwise disclosed in the Ctrip SEC Reports (excluding disclosures of risks included in any forward-looking statement disclaimers or other statements that are similarly non-specific and are predictive and forward-looking in nature), Ctrip hereby represents and warrants to the Baidu Parties, as of the date hereof and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article III.
Section 3.1             Existence and Power.  Ctrip is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and each other Ctrip Group Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that have the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization.  Each Ctrip Group Company has the requisite power and authority (corporate or otherwise) to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that have the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, result in a Ctrip Material Adverse Effect.
Section 3.2             Authorization; Execution and Delivery; Binding Obligations.  Ctrip has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Agreements and to perform its obligations hereunder and thereunder.  The execution, delivery and performance of this Agreement and the Transaction Agreements by Ctrip have been duly authorized by all necessary corporate action on the part of Ctrip.  This Agreement has been, and the Transaction Agreements have been, or prior to the Closing will be, duly executed and delivered by Ctrip, and when executed and delivered by Ctrip, assuming due authorization, execution and delivery by each Baidu Party which is a counterparty to such agreement, constitute legal, valid and binding obligations of Ctrip, enforceable against Ctrip in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.  Without limiting the generality of the foregoing, no approval by the shareholders of Ctrip is required in connection with this Agreement, any of the Transaction Agreements, the performance by Ctrip of its obligations hereunder or thereunder, or the consummation by Ctrip of the transactions contemplated hereby and thereby including the issuance of the Ctrip Exchange Shares to Baidu.
Section 3.3             Valid Issuance of the Ctrip Exchange Shares.  The Ctrip Exchange Shares have been duly authorized for issuance and sale to Baidu pursuant to the terms and conditions of this Agreement by all necessary corporate action and, when issued in accordance with the terms and conditions of this Agreement and sold against receipt of consideration therefor, the Ctrip Exchange Shares will be validly issued, fully paid and nonassessable and free and clear of any and all Encumbrances and restrictions on transfer

(except for restrictions on transfer under applicable securities Laws and the Standstill Agreement) with Baidu being entitled to all rights accorded to a holder of Ctrip Ordinary Shares.  The issuance of the Ctrip Exchange Shares pursuant to this Agreement is not subject to preemptive or other similar rights.
Section 3.4             Capitalization.
(a)            The authorized share capital of Ctrip consists of 100,000,000 ordinary shares, par value $0.01 per share.  Of such authorized share capital, (i) 35,381,474 ordinary shares were issued and outstanding, (ii) 908,585 restricted share units were issued and outstanding pursuant to Ctrip’s share incentive plans, (iii) 5,103,402 ordinary shares were reserved for issuance in respect of outstanding options to acquire ordinary shares, and (iv) 3,742,219 ordinary shares were held by Ctrip in its treasury or owned by other Ctrip Group Companies, in each case as of September 30, 2015.  All of the issued and outstanding shares of Ctrip have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
(b)            Except as set forth in Section 3.4(a) and other than the 0.5% convertible senior notes due 2017, the 1.25% convertible senior notes due 2018, the 1% convertible notes due 2019, the 1% convertible notes due 2020, the 1% convertible senior notes due 2020 and the 1.99% convertible senior notes due 2025 issued by Ctrip, there are (i) no outstanding shares of capital stock of Ctrip, (ii) no outstanding securities of Ctrip or any other Ctrip Group Company convertible or exchangeable or exercisable for shares of capital stock of Ctrip and (iii) no material subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which any of the Ctrip Group Companies is a party obligating Ctrip to (A) issue, transfer or sell any shares of capital stock or other equity interests of Ctrip or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests.
(c)            Except as set forth in Section 3.4(a), Ctrip has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Ctrip on any matter.
(d)            There are no voting trusts or other agreements or understandings to which Ctrip is a party with respect to the voting of the capital stock or other equity interest of Ctrip.
Section 3.5             No Violation.  The execution, delivery and performance by Ctrip of this Agreement and the Transaction Agreements do not and will not (a) violate, conflict with or result in the breach of any provision of the Organizational Documents of any of the Ctrip Group Companies, (b) conflict with or violate any Law or Governmental Order applicable to any of the Ctrip Group Companies or the assets, properties or businesses of any of the Ctrip Group Companies or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, Permit or other instrument or arrangement to which any of the Ctrip Group Companies is a party or result in the creation of any Lien upon any of the properties or assets of any of the Ctrip Group Companies, other than, in the case of clauses (b) and (c) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Ctrip Material Adverse Effect. Ctrip has taken all actions necessary to render the rights issued pursuant to the Ctrip Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby and by the Standstill Agreement.
Section 3.6             Governmental Consents and Approvals.  The execution, delivery and performance by Ctrip of this Agreement and the Transaction Agreements do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act and the Exchange Act and the rules and regulations of the NASDAQ, and, subject to the accuracy of the representations and warranties of the Baidu Parties in Section 4.6, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not individually or in the aggregate, result in a Ctrip Material Adverse Effect.
Section 3.7             Litigation.  There are no Actions by or against any of the Ctrip Group Companies relating to the business or assets of any of the Ctrip Group Companies pending before any Governmental Authority (or, to the Knowledge of Ctrip, threatened to be brought by or before any Governmental Authority) (a) which would, individually or in the aggregate, result in a Ctrip Material Adverse Effect or (b) that relate to or challenge the validity of this Agreement, any of the Transaction Agreements or the transactions contemplated hereby or thereby.
Section 3.8             Compliance with Law.  Except as would not (a) adversely affect the ability of Ctrip to carry out its obligations under this Agreement or (b) have a Ctrip Material Adverse Effect, the Ctrip Group Companies have conducted since January 1, 2012 and continue to conduct their business in accordance with all Laws and Governmental Orders applicable to them.  The Ctrip Group Companies hold all material Permits necessary for the lawful conduct of their respective businesses and are in compliance in all material respects with the terms of all such Permits, in each case except for failures to hold or be in compliance with Permits as would not reasonably be expected to have, individually or in the aggregate, a Ctrip Material Adverse Effect.
Section 3.9             SEC Reports.  Ctrip has filed or furnished, as the case may be, with the SEC, on a timely basis, all Ctrip SEC Reports (including exhibits and any amendments thereto) required to be filed or furnished by it since January 1, 2012 pursuant to the Securities Act and the Exchange Act.  As of its respective date, each Ctrip SEC Report, when it became effective or was filed with the SEC, as the case may be, complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder, and none of such documents, when they became effective or were filed or furnished with the SEC, as the case may be, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in the light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Ctrip SEC Reports.   Since January 1, 2012, Ctrip has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.
Section 3.10          Financial Statements.  Each of the consolidated balance sheets, and the related consolidated statements of operations, cash flows and changes in equity, included or incorporated in the Ctrip SEC Reports: (a) complied as to form, as of its date of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (b) has been prepared from, and are in accordance with, the books and records of the Ctrip Group Companies in all material respects, (c) present fairly in all material respects the consolidated financial position of the Ctrip Group Companies as of the dates shown and the results of the consolidated operations, cash flows and changes in equity of Ctrip and the consolidated Ctrip Group Companies for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end and audit adjustments and (d) has been prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end and audit adjustments.  No Ctrip Group Company has any Liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which do not have adequate reserves under GAAP in the financial statements described above, except for Liabilities that have arisen since December 31, 2014 in the ordinary and usual course of business and consistent with past practice and that, individually or in the aggregate, have not had and would not have a Ctrip Material Adverse Effect.
Section 3.11          No Material Adverse Effect.  Since December 31, 2014 to the date hereof, (a) the Ctrip Group Companies have conducted their respective businesses in all material respects in the ordinary course, consistent with prior practice, (b) there have occurred no event or events that, individually or in the aggregate, has had or would have a Ctrip Material Adverse Effect and (c) there has been no dividend or distribution of any kind declared, paid or made by Ctrip on any class of its capital stock.
Section 3.12          Anti-Corruption Laws.  None of the Ctrip Group Companies and, to the Knowledge of Ctrip, any agent, director, officer or employee of any such Person acting on behalf of such Person, has taken any action or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offense in violation of applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control Laws applicable to such Person (“Anti-Corruption Laws”), including to the extent applicable the U.S. Foreign Corrupt Practices Act and the PRC anti-corruption related Laws.  Each such Person has implemented adequate procedures to ensure compliance by each director, officer or employee of such Person with applicable Anti-Corruption Laws, and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  No equity holder, officer or director of any Ctrip Group Company is a candidate for political office, or an employee or officer of any government, or of any political party.
Section 3.13          Intellectual Property.  Each Ctrip Group Company owns, or possesses the right to use, all of the Intellectual Property, licenses, permits and other authorizations that are reasonably necessary for the operation of its business, without conflict with the rights of any other Person, except for failures to so own, or so possess the right to use, that would not have a Ctrip Material Adverse Effect.  To the Knowledge of Ctrip, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Ctrip Group Company infringes upon any rights held by any other Person, except for such infringements that would not have a Ctrip Material Adverse Effect.  No claim or litigation regarding any of the foregoing is pending or, to the Knowledge of Ctrip, threatened, which, either individually or in the aggregate, could reasonably be expected to have a Ctrip Material Adverse Effect.
Section 3.14          Exempt Offering; Investment Company.
(a)            Assuming the truth and accuracy of the representations and warranties of the Baidu Parties in Section 4.14 and Section 4.16 of this Agreement, the offer and sale of the Ctrip Exchange Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.
(b)            Ctrip is not required to register as, an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.
Section 3.15          Purchase for Own Account; Economic Risk.  Ctrip is acquiring the Baidu Exchange Shares for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”).  Ctrip acknowledges that it (a) can bear the economic risk of its investment in the Baidu Exchange Shares, (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Baidu Exchange Shares and (c) has independently and without reliance upon any of the Baidu Parties and the Qunar Group Companies, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement and complete the Share Exchange, except that it has relied upon the Baidu Parties’ express representations, warranties, covenants and agreements in this Agreement.
Section 3.16          Private Placement; Non-U.S. Person.  Ctrip understands that (a) the Baidu Exchange Shares have not been registered under the Securities Act or any state securities Laws, by reason of their issuance by Qunar in a transaction exempt from the registration requirements thereof and (b) the Baidu Exchange Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder.  Ctrip represents that it is not a U.S. Person and it is located outside the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.
Section 3.17          Legend.  Ctrip understands that the certificate representing the Baidu Exchange Shares will bear a legend to the following effect:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND  MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR

TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S), UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.”
Section 3.18          Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Ctrip.
Section 3.19          No Additional Representations.  Ctrip acknowledges that the Baidu Parties make no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, a Transaction Agreement or in any certificate delivered by a Baidu Party to Ctrip in accordance with the terms hereof and thereof, and specifically (but without limiting the generality of the foregoing) that the Baidu Parties make no representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to Ctrip (or any of its Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Qunar Group Companies or (b) the future business and operations of the Qunar Group Companies.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BAIDU PARTIES
Except as otherwise disclosed in the Qunar SEC Reports (excluding disclosures of risks included in any forward-looking statement disclaimers or other statements that are similarly non-specific and are predictive and forward-looking in nature), each of the Baidu Parties hereby represents and warrants to Ctrip, as of the date hereof and as of the Closing Date, except if a representation or warranty is made as of a specified date, as of such date, each of the representations and warranties contained in this Article IV; provided that, with respect to any representations and warranties contained in this Article IV regarding Qunar or any Qunar Group Company (for the avoidance of doubt, other than Section 4.5(b)), such representations and warranties are made to the Knowledge of the Baidu Parties.
Section 4.1             Existence and Power.  Parent is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.  Baidu is an exempted company, duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands.  Qunar is an exempted company having limited liability, duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and each of the other Qunar Group Companies is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that have the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization.  Each Qunar Group Company has the requisite power and authority (corporate or otherwise) to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that have the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, result in a Qunar Material Adverse Effect.

Section 4.2             Authorization; Execution and Delivery; Binding Obligations.  The Baidu Parties have all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Agreements and to perform their obligations hereunder and thereunder.  The execution, delivery and performance of this Agreement and the Transaction Agreements by the Baidu Parties have been duly authorized by all necessary corporate action on the part of each of the Baidu Parties.  This Agreement has been, and the Transaction Agreements to which any Baidu Party is a party have been or prior to the Closing will be, duly executed and delivered by the relevant Baidu Party, and, when executed and delivered by such Baidu Party, assuming due authorization, execution and delivery by Ctrip, constitutes legal, valid and binding obligations of such Baidu Party, enforceable against such Baidu Party in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.  Without limiting the generality of the foregoing, no approval by the shareholders of any Baidu Party or Qunar is required in connection with this Agreement, any of the Transaction Agreements, the performance by the Baidu Parties of their obligations hereunder or thereunder, or the consummation by the Baidu Parties of the transactions contemplated hereby and thereby or the transfer of the Baidu Exchange Shares to Ctrip.
Section 4.3             Title to the Baidu Exchange Shares.  Baidu is the sole and exclusive record owner of the Baidu Exchange Shares and Baidu and Parent are the sole beneficial owners of the Baidu Exchange Shares, free and clear of any and all Encumbrances.  Neither Baidu Party is a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any of the Baidu Exchange Shares, and other than this Agreement and any of the Transaction Agreements to which it is a party, there are no outstanding contracts or understandings to which either Baidu Party is a party involving the purchase, sale or other acquisition or disposition of the Baidu Exchange Shares or any interest therein.  Upon consummation of the Closing in the manner provided in Section 2.4, Ctrip will have good and valid title to the Baidu Exchange Shares, free and clear of all Encumbrances and restrictions on transfer (except for restrictions on transfer under applicable securities Laws) and the Baidu Exchange Shares shall be fully paid and nonassessable with Ctrip being entitled to all rights accorded to a holder of Baidu Exchange Shares.  The sale of the Baidu Exchange Shares pursuant to this Agreement is not subject to preemptive or other similar rights.
Section 4.4             Capitalization.
(a)            The authorized share capital of Qunar consists of (i) 303,344,804 Class A ordinary shares, par value $0.001 per share, of which 195,220,191 shares are issued and outstanding and (ii) 496,655,196 Class B ordinary shares, par value $0.001 per share, of which 200,118,965 shares are issued and outstanding, in each case as of September 30, 2015. All of the issued and outstanding shares of Qunar (including the Baidu Exchange Shares) have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.
(b)            Except as set forth in Section 4.4(a), the 2% convertible senior notes due 2021, a Renminbi entrustment loan contract among Baidu Online Network Technology (Beijing) Co., Ltd., Bank of China Company Limited by Shares Beijing Shangdi Branch and Beijing Jia Xin Hao Yuan Information Technology Co., Ltd. dated March 12, 2015, a Renminbi entrustment loan contract among Baidu Online Network Technology (Beijing) Co., Ltd., Bank of China Company Limited by Shares Beijing Shangdi Branch and Beijing Qu Na

Software Technology Co., Ltd. dated May 4, 2015, and Qunar’s Amended and Restated 2007 Share Plan dated June 22, 2011, as amended on February 12, 2015 and Section 4.4 of the Disclosure Schedule, there are (i) no outstanding shares of capital stock of Qunar, (ii) no outstanding securities of Qunar or any other Qunar Group Company convertible or exchangeable or exercisable for shares of capital stock of Qunar and (iii) no material subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which any of the Qunar Group Companies is a party obligating Qunar to (A) issue, transfer or sell any shares of capital stock or other equity interests of Qunar or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests.
(c)            Except as set forth in Section 4.4(a), Qunar has no outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Qunar on any matter.
(d)            There are no voting trusts or other agreements or understandings to which Qunar or any Baidu Party is a party with respect to the voting of the capital stock or other equity interest of Qunar.
Section 4.5             No Violation.
(a)            The execution, delivery and performance by the Baidu Parties of this Agreement and the Transaction Agreements do not and will not (i) violate, conflict with or result in the breach of any provision of Organizational Documents of the Baidu Parties or any of the Qunar Group Companies, (ii) conflict with or violate any Law or Governmental Order applicable to any Baidu Party or any of the Qunar Group Companies or the assets, properties or businesses of any of the Baidu Parties or any of the Qunar Group Companies, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, Permit or other instrument or arrangement to which any Baidu Party or any of the Qunar Group Companies is a party or result in the creation of any Lien upon any of the properties or assets of any of the Qunar Group Companies, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Qunar Material Adverse Effect.
(b)            The execution, delivery and performance by the Baidu Parties of this Agreement and the Transaction Agreements do not and will not conflict with, result in any breach of (including but not limited to any non-competition provisions or agreements therein), constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or require any consent under (i) the Business Cooperation Agreement between Qunar and Baidu dated July 20, 2011 and amended on June 27, 2013, (ii) the Business Cooperation Framework Agreement between Qunar and Baidu dated October 1, 2013, (iii) the Business Cooperation Framework Agreement between Qunar and Baidu dated June 1, 2015 and (iv) any other agreement between any of the Qunar Group Companies, on the one hand, and any Baidu Party, on the other hand.  For the avoidance of doubt, the representations and warranties set forth in this Section 4.5(b) shall not be qualified by the Knowledge of the Baidu Parties.
Section 4.6             Governmental Consents and Approvals.  The execution, delivery and performance by the Baidu Parties of this Agreement and the Transaction Agreements do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, other than any approvals or filings required in connection with or in compliance with any obligations under the Securities Act and the Exchange Act and the rules and regulations of the NASDAQ, and, subject to the accuracy of the representations and warranties of Ctrip in Section 3.6, except, in each case, where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not individually or in the aggregate, result in a Qunar Material Adverse Effect.
Section 4.7             Litigation.  There are no Actions by or against any Baidu Party or any of the Qunar Group Companies relating to the business or assets of any of the Qunar Group Companies pending before any Governmental Authority (or, to the Knowledge of any Baidu Party, threatened to be brought by or before any Governmental Authority) (a) which would, individually or in the aggregate, result in a Qunar Material Adverse Effect or (b) that relate to or challenge the validity of this Agreement, any of the Transaction Agreements or the transactions contemplated hereby or thereby.
Section 4.8             Compliance with Law.  Except as would not (a) adversely affect the ability of the Baidu Parties to carry out their obligations under this Agreement or (b) have a Qunar Material Adverse Effect, each of the Qunar Group Companies has conducted since January 1, 2012 and continue to conduct their business in accordance with all Laws and Governmental Orders applicable to them.  The Qunar Group Companies hold all material Permits necessary for the lawful conduct of their respective businesses and are in compliance in all material respects with the terms of all such Permits, in each case except for failures to hold or be in compliance with Permits as would not reasonably be expected to have, individually or in the aggregate, a Qunar Material Adverse Effect.
Section 4.9             SEC Reports.  Qunar has filed or furnished, as the case may be, with the SEC, on a timely basis, all Qunar SEC Reports (including exhibits and any amendments thereto) required to be filed or furnished by it since April 12, 2013 pursuant to the Securities Act and the Exchange Act.  As of its respective date, each Qunar SEC Report, when it became effective or was filed or furnished with the SEC, as the case may be, complied in all material respects with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder, and none of such documents, when they became effective or were filed with the SEC, as the case may be, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make such statements, in the light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Qunar SEC Reports. Since April 12, 2013, Qunar has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.
Section 4.10          Financial Statements.  Each of the consolidated balance sheets, and the related consolidated statements of operations, cash flows and changes in equity,

included or incorporated in the Qunar SEC Reports: (a) complied as to form, as of its date of filing with the SEC, in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (b) has been prepared from, and are in accordance with, the books and records of the Qunar Group Companies in all material respects, (c) present fairly in all material respects the consolidated financial position of the Qunar Group Companies as of the dates shown and the results of the consolidated operations, cash flows and changes in equity of Qunar and the consolidated Qunar Group Companies for the respective fiscal periods or as of the respective dates therein set forth, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end and audit adjustments and (d) has been prepared in accordance with GAAP consistently applied during the periods involved, except as otherwise set forth in the notes thereto, subject, in the case of any unaudited financial statements, to the omission of certain notes, exclusion of cash flow statements in the case of interim financial information and normal year-end and audit adjustments.  None of the Qunar Group Companies has any Liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which do not have adequate reserves under GAAP in the financial statements described above, except for Liabilities that have arisen since December 31, 2014 in the ordinary and usual course of business and consistent with past practice and that, individually or in the aggregate, have not had and would not have a Qunar Material Adverse Effect.
Section 4.11          No Material Adverse Effect.  Since December 31, 2014 to the date hereof, (a) the Qunar Group Companies have conducted their respective businesses in all material respects in the ordinary course, consistent with prior practice, (b) there have occurred no event or events that, individually or in the aggregate, has had or would have a Qunar Material Adverse Effect and (c) there has been no dividend or distribution of any kind declared, paid or made by Qunar on any class of its capital stock.
Section 4.12          Anti-Corruption Laws.  None of the Qunar Group Companies and, to the Knowledge of any Baidu Party, any agent, director, officer or employee of any such Person acting on behalf of such Person, has taken any action or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body regarding any offense in violation of applicable Anti-Corruption Laws, including to the extent applicable the U.S. Foreign Corrupt Practices Act and the PRC anti-corruption related Laws.  Each such Person has implemented adequate procedures to ensure compliance by each director, officer or employee of such Person with applicable Anti-Corruption Laws, and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.  No equity holder, officer or director of any Qunar Group Company is a candidate for political office, or an employee or officer of any government, or of any political party.
Section 4.13          Intellectual Property.  Each Qunar Group Company owns, or possesses the right to use, all of the Intellectual Property, licenses, permits and other authorizations that are reasonably necessary for the operation of its business, without conflict with the rights of any other Person, except for failures to so own, or so possess the right to use, that would not have a Qunar Material Adverse Effect.  No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Qunar Group Company infringes upon any rights held by any other Person, except for such infringements that would not have a Qunar Material Adverse Effect.  No claim or litigation regarding any of the foregoing is pending or threatened, which, either individually or in the aggregate, could reasonably be expected to have a Qunar Material Adverse Effect.
Section 4.14          Exempt Offering; Investment Company.
(a)            Assuming the truth and accuracy of the representations and warranties of Ctrip in Section 3.14 and Section 3.16 of this Agreement, the offer and sale of the Baidu Exchange Shares under this Agreement are or will be exempt from the registration requirements and prospectus delivery requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.
(b)            Qunar is not required to register as, an “investment company” as such term is defined in the U.S. Investment Company Act of 1940, as amended.
Section 4.15          Purchase for Own Account; Economic Risk.  Baidu is acquiring the Ctrip Exchange Shares for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act.  Baidu acknowledges that it (a) can bear the economic risk of its investment in the Ctrip Exchange Shares, (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Ctrip Exchange Shares and (c) has independently and without reliance upon any of the Ctrip Group Companies, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement and complete the Share Exchange, except that it has relied upon Ctrip’s express representations, warranties, covenants and agreements in this Agreement.
Section 4.16          Private Placement; Non-U.S. Person.  Baidu understands that (a) the Ctrip Exchange Shares have not been registered under the Securities Act or any state securities Laws, by reason of their issuance by Ctrip in a transaction exempt from the registration requirements thereof and (b) the Ctrip Exchange Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder.  Baidu represents that either: (i) it is an institutional “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act) or (ii) it is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.
Section 4.17          Legend.  Baidu understands that the certificate representing the Ctrip Exchange Shares will bear a legend to the following effect:
“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND  MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S), UNLESS REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.”
Section 4.18          Brokers.  Except as set forth in Section 4.18 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Baidu Party or Qunar Group Company.
Section 4.19          No Additional Representations.  Each Baidu Party acknowledges that Ctrip makes no representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement, a Transaction Agreement or in any certificate delivered by a Baidu Party to Ctrip in accordance with the terms hereof and thereof, and specifically (but without limiting the generality of the foregoing) that Ctrip makes no representations or warranties with respect to (a) any projections, estimates or budgets delivered or made available to the Baidu Parties (or any of its Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Ctrip Group Companies or (b) the future business and operations of the Ctrip Group Companies.
ARTICLE V
ADDITIONAL AGREEMENTS
Section 5.1             Confidentiality.  Subject to disclosures permitted by Section 7.2, each of the Parties acknowledges that the information being provided to such Party (the “Receiving Party”) in connection with the transactions contemplated by this Agreement and the Transaction Agreements may be material non-public information and hereby covenants and agrees to keep, and cause its Affiliates and its and its Affiliates’ directors, officers, employees, accountants, agents, counsel and other representatives (collectively, “Representatives”) to keep, confidential any information identified by the Party providing information hereunder (the “Providing Party”) as confidential, unless (a) such information was or becomes generally available to the public (other than as a result of a breach of this Section 5.1 by the Receiving Party, its Affiliates or their Representatives), (b) such information was available or becomes available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party, its Affiliates or their Representatives) that, to the Receiving Party’s knowledge, is not and was not prohibited from disclosing such information to such Receiving Party by a contractual, legal or fiduciary obligation to the Providing Party, (c) the Receiving Party or its Representatives independently develop such information without reliance on the confidential information provided by the Providing Party or (d) the Receiving Party is required by applicable Law or any Governmental Order to disclose such information; provided, however, that in an event specified in clause (d) above, the Receiving Party shall, to the extent permitted by Law, provide the Providing Party with prompt prior written notice of such required disclosure and that the Receiving Party shall disclose only that portion of the confidential information that is legally required.
Section 5.2              No Solicitation.  Each of the Baidu Parties agrees that, without Ctrip’s prior written consent, it will not, and shall cause its Affiliates and Representatives acting on its behalf, not to, from the date hereof through the date that is two (2) years following the Closing Date, directly or indirectly solicit or cause to be solicited for employment, offer to hire or engage as a consultant, entice away, or offer to enter into any contract with, or hire or engage as a consultant or enter into any contract with, any person who is employed by any Qunar Group Company as the head of a business unit or a department and above as of the date hereof, or otherwise induce or attempt to induce any such person to terminate or otherwise cease his or her employment relationship with any Qunar Group Company; provided, however, that the Baidu Parties shall not be prohibited from conducting generalized solicitations for employees (which solicitations are not specifically targeted at any or all of the Qunar Group Companies’ employees) through the use of media advertisements, professional search firms or otherwise or from hiring or engaging as an employee or consultant any such person who first initiates employment discussions with such Baidu Party or any of its Affiliates.
Section 5.3             PRC Tax Matters.
(a)            The Parties hereby acknowledge, covenant and agree that (i) Ctrip shall have no obligation to pay any Tax assessed by the applicable PRC Taxing Authority on the Baidu Parties, or any other Tax of a nature that is required by applicable Law to be paid by the Baidu Parties with respect to the sale of the Baidu Exchange Shares pursuant to this Agreement and (ii) the Baidu Parties agree to bear and pay any Tax assessed by the applicable PRC Taxing Authority on any Baidu Party with respect to the sale of the Baidu Exchange Shares pursuant to this Agreement.
(b)            The Baidu Parties shall (i) at their own expense, as soon as possible within thirty (30) days following the Closing Date, report the sale of the Baidu Exchange Shares to the applicable PRC Taxing Authority in accordance with the voluntary reporting provisions in Article 9 of The State Administration of Taxation’s Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (State Administration of Taxation Bulletin [2015] No. 7) (and make such filings and disclosures in accordance therewith) and (ii) timely pay any Tax assessed by the applicable PRC Taxing Authority on any Baidu Party with respect to the sale of the Baidu Exchange Shares in accordance with applicable Law. After such Tax reporting, the Baidu Parties agree to use their commercially reasonable efforts to promptly submit all documents lawfully requested by the applicable PRC Taxing Authority in connection with such Tax reporting and shall deliver to Ctrip a copy of proof issued by the applicable PRC Taxing Authority with respect to any Tax payment made by the Baidu Parties pursuant to subsection (ii) of this Section 5.3(b).
(c)            Ctrip and its Affiliates shall provide (and shall use all reasonable efforts to cause Qunar to provide) the Baidu Parties with all information and assistance, in a timely manner, that is reasonably requested by Parent in connection with Tax reporting and payment of any Tax imposed by the applicable PRC Taxing Authority in respect of the sale of the Baidu Exchange Shares and related Tax proceedings and communications with the applicable PRC Taxing Authority, to the extent that such information or assistance by Ctrip or its Affiliates is not restricted under applicable Law or contracts in effect on the date hereof to which any of Ctrip or its Affiliates is a party.
Section 5.4             Compliance and Other Actions Prior to Closing.
(a)            From the date hereof until the Closing, Ctrip shall, and shall cause each of the Ctrip Group Companies to conduct its business and affairs in the ordinary course of business and shall use its commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of its current officers, key employees, key consultants and contractors, and preserve its current material relationships and goodwill with Governmental Authorities, key customers and suppliers, and any other persons with which the Ctrip Group Companies have relations.  Without limitation of the foregoing, Ctrip agrees that, prior to the Closing, it shall not and it shall not permit any of the Ctrip Group Companies to (i) issue any shares of capital stock or other Equity Securities, effect any stock split or otherwise change the capitalization of any Ctrip Group Company as existed on the date of this Agreement, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of the capital stock of the Ctrip Group Companies, (iii) redeem, purchase or otherwise acquire any shares of the capital stock of the Ctrip Group Companies, or make any commitment for any such action, (iv) made any amendment, alteration or change to the powers, designations, preferences, rights, privileges, qualifications, limitations or restrictions of any of the Equity Securities of a Ctrip Group Company or (v) sell, transfer or otherwise dispose any material asset of a Ctrip Group Company.
(b)            From the date hereof until the Closing, each of the Baidu Parties shall exercise all of its rights and preferences as a controlling shareholder of Qunar and cause the directors it designated to the board of directors of Qunar to act in a manner consistent with the past practice to cause each of the Qunar Group Companies to conduct its business and affairs in the ordinary course of business and use its commercially reasonable efforts to preserve substantially intact its business organization, keep available the services of its current officers, key employees, key consultants and contractors, and preserve its current material relationships and goodwill with Governmental Authorities, key customers and suppliers, and any other persons with which the Qunar Group Companies have relations, it being understood that the Baidu Parties and the directors they designated to the board of directors of Qunar do not manage the day-to-day operations of the Qunar Group Companies.  Each Baidu Party agrees that, prior to the Closing, it shall not permit any of the Qunar Group Companies to (i) issue any shares of capital stock or other Equity Securities, effect any stock split or otherwise change the capitalization of any Qunar Group Company as existed on the date of this Agreement, (ii) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of the capital stock of the Qunar Group Companies, (iii) redeem, purchase or otherwise acquire any shares of the capital stock of the Qunar Group Companies, or make any commitment for any such action, (iv) made any amendment, alteration or change to the powers, designations, preferences, rights, privileges, qualifications, limitations or restrictions of any of the Equity Securities of a Qunar Group Company or (v) sell, transfer or otherwise dispose any material asset of a Qunar Group Company.
ARTICLE VI
INDEMNIFICATION
Section 6.1             Survival of Representations and Warranties.
(a)            The representations and warranties of Ctrip contained in this Agreement shall survive the Closing until twelve (12) months after the Closing; provided, however, that the Ctrip Fundamental Reps shall survive indefinitely.  The covenants and agreements of Ctrip set forth in this Agreement shall survive the Closing until fully discharged in accordance with their terms.  Neither the period of survival nor the liability of Ctrip with respect to Ctrip’s representations, warranties, covenants and agreements shall be reduced by any investigation made at any time by or on behalf of any Baidu Party. If written notice of a claim setting forth reasonable details as to the basis of the claim has been given prior to the expiration of the applicable representations and warranties or prior to the discharge of the applicable covenant or agreement by the Baidu Parties to Ctrip, then the relevant representations, warranties, covenants and agreements shall survive as to such claim, until such claim has been finally resolved.

(b)            The representations and warranties of the Baidu Parties contained in this Agreement shall survive the Closing until twelve (12) months after the Closing; provided, however, that (i) Section 4.5(b) (No Violation) shall survive the Closing until three (3) years after the Closing and (ii) the Baidu Fundamental Reps shall survive indefinitely.  The covenants and agreements of the Baidu Parties set forth in this Agreement shall survive the Closing until fully discharged in accordance with their terms.  Neither the period of survival nor the liability of any Baidu Party with respect to the Baidu Parties’ representations, warranties, covenants and agreements shall be reduced by any investigation made at any time by or on behalf of Ctrip.  If written notice of a claim setting forth reasonable details as to the basis of the claim has been given prior to the expiration of the applicable representations and warranties or prior to the discharge of the applicable covenants or agreement by Ctrip to the Baidu Parties, then the relevant representations, warranties, covenants and agreements shall survive as to such claim, until such claim has been finally resolved.
Section 6.2             Indemnification by Ctrip.  Following the Closing, Ctrip shall indemnify and hold harmless each of the Baidu Parties and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each an “Baidu Indemnified Party”) for and against any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) (each, a “Loss”) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them), arising out of or resulting from:
(a)            the failure of any representation or warranty made by Ctrip under this Agreement to be true and accurate when made; or
(b)            the breach or violation of, or failure to perform or fulfill, any covenant or agreement by Ctrip contained in this Agreement.
Section 6.3             Limits on Indemnification by Ctrip.  Notwithstanding anything to the contrary contained in this Agreement:
(a)            Ctrip shall not be liable for any claim for indemnification pursuant to Section 6.2(a), other than any claim arising from fraud, willful misconduct or intentional misrepresentation or arising out of the breach of any Ctrip Fundamental Rep, unless and until the aggregate amount of indemnifiable Losses which may be recovered from Ctrip equals or exceeds $1,000,000, whereupon the Indemnified Party shall be entitled to indemnification for the full amount of such Losses; and
(b)            the maximum amount of indemnifiable Losses which may be recovered by the Baidu Indemnified Parties from Ctrip arising out of or resulting from the causes set forth in Section 6.2(a), other than any claim arising from fraud, willful misconduct or intentional misrepresentation or arising out of the breach of any Ctrip Fundamental Rep, shall be an amount equal to $200 million.
Section 6.4             Indemnification by the Baidu Parties.  Following the Closing, the Baidu Parties shall indemnify and hold harmless Ctrip and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each a “Ctrip Indemnified Party”) on a joint and several basis, for and against any and all Losses actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them), arising out of or resulting from:

(a)            the failure of any representation or warranty made by any Baidu Party under this Agreement to be true and accurate when made; or
(b)            the breach or violation of, or failure to perform or fulfill, any covenant or agreement by the Baidu Parties contained in this Agreement.
Section 6.5             Limits on Indemnification by the Baidu Parties.  Notwithstanding anything to the contrary contained in this Agreement:
(a)            the Baidu Parties shall not be liable for any claim for indemnification pursuant to Section 6.4(a), other than any claim arising from fraud, willful misconduct or intentional misrepresentation or arising out of the breach of any Baidu Fundamental Rep, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Parties equals or exceeds $1,000,000, whereupon the Indemnified Party shall be entitled to indemnification for the full amount of such Losses; and
(b)            the maximum amount of indemnifiable Losses which may be recovered by the Ctrip Indemnified Parties from the Baidu Parties arising out of or resulting from the causes set forth in Section 6.4(a), other than any claim arising from fraud, willful misconduct or intentional misrepresentation or arising out of the breach of any Baidu Fundamental Rep, shall be an amount equal to $200 million.
Section 6.6            Third-Party Claims.  If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third-Party Claim”) against it or which may give rise to a claim for Loss under this Article VI, within thirty (30) calendar days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party or Indemnifying Parties, as the case may be, notice of such Third-Party Claim; provided, however, that the failure to provide such notice shall not release any Indemnifying Party from any of its obligations under this Article VI except to the extent that such Indemnifying Party is materially prejudiced by such failure and shall not relieve such Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this Article VI.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party or Indemnified Parties hereunder against any Losses that may result from such Third-Party Claim, then such Indemnifying Party or Indemnifying Parties, as the case may be, shall be entitled to assume and control the defense of such Third-Party Claim at its or their expense and through counsel of its or their choice if it or they give notice of such intention to do so to the Indemnified Party or Indemnified Parties, as the case may be, within fourteen (14) calendar days of the receipt of notice from any Indemnified Party of such Third-Party Claim; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party or Indemnified Parties in its or their sole and absolute discretion for the same counsel to represent both the Indemnified Party or Indemnified Parties and the Indemnifying Party or Indemnifying Parties, then the Indemnified Party or Indemnified Parties shall be entitled to retain its or their own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party or Indemnifying Parties.  In the event that the Indemnifying Party or Indemnifying Parties exercise the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party or Indemnified Parties shall cooperate with the Indemnifying Party or Indemnifying Parties in such defense and make available to any Indemnifying Party, at such Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the

Indemnified Party’s control relating thereto as is reasonably required by such Indemnifying Party.  Similarly, in the event any Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, such Indemnifying Party shall cooperate with the Indemnified Party or Indemnified Parties in such defense and make available to any Indemnified Party, at such Indemnifying Party’s or Indemnifying Parties’ expense, all such witnesses, records, materials and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as is reasonably required by any Indemnified Party.  No Third-Party Claim may be settled (i) by any Indemnified Party without the prior written consent of the Indemnifying Party or Indemnifying Parties (which shall not be unreasonably withheld or delayed) if the Indemnifying Party or Indemnifying Parties acknowledge in writing its or their obligation to indemnify such Indemnified Party hereunder against any Losses that may result from such Third-Party Claim or (ii) by any Indemnifying Party without the prior written consent of the Indemnified Party or Indemnified Parties, except, in the case of (ii) only, where settlement of such Third-Party Claim (A) includes an unconditional release of the Indemnified Party or Indemnified Parties from all liability arising out of such Action, audit, demand or assessment and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.
Section 6.7             Exclusive Remedy.  Following the Closing, indemnification as set forth in this Article VI shall be the exclusive remedy available, (a) to Ctrip, with respect to any breaches of any representations and warranties, covenants or agreement by any Baidu Party in this Agreement and (b) to the Baidu Parties, with respect to any breaches of any representations and warranties, covenants or agreement by Ctrip in this Agreement, except in each case pursuant to Section 7.13 (which remedies shall, for the avoidance of doubt, be in addition to the remedies set forth in this Article VI).
ARTICLE VII
MISCELLANEOUS
Section 7.1             Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person or by internationally recognized overnight courier service or (ii) on the date of confirmation of receipt of transmission by facsimile (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.1):
(a)            If to Ctrip, to:
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
Tel: +86 21 3406-4880
Fax: +86 21 5251-0000
Attention: Chief Financial Officer
with a copy to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention:  Z. Julie Gao, Esq./Haiping Li, Esq.
Facsimile:  +852 3740 4727/+852 3910 4835
(b)            If to Baidu, to:
No. 10 Shangdi 10th Street
Haidian District, Beijing
People’s Republic of China
Attention:  Tony Yip, Vice President
Facsimile:  +86 10 5992 0061
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 3601, Office Tower A, Beijing Fortune Plaza,
No. 7 Dongsanhuan Zhonglu, Chaoyang District
Beijing 100020, PRC
Attention: Greg Liu
Facsimile: +86 10 6530 9070/80

(c)            If to Parent, to:
No. 10 Shangdi 10th Street
Haidian District, Beijing
People’s Republic of China
Attention:  Tony Yip, Vice President
Facsimile:  +86 10 5992 0061
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 3601, Office Tower A, Beijing Fortune Plaza,
No. 7 Dongsanhuan Zhonglu, Chaoyang District
Beijing 100020, PRC
Attention: Greg Liu
Facsimile: +86 10 6530 9070/80
Section 7.2             Public Disclosure.  None of the Parties or their respective Affiliates shall issue or cause the publication of this Agreement or the Transaction Agreements or any press release or other public announcement or communication with respect to the transactions contemplated hereby or thereby except to the extent a Party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing Party shall give the other Parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other Parties regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other Parties.

Section 7.3             Adjustments for Share Splits, etc.  Wherever in this Agreement there is a reference to a specific number of Ctrip Ordinary Shares or Baidu Exchange Shares, then, upon the occurrence of any subdivision, combination or share or extraordinary dividend of or on Ctrip Ordinary Shares or Baidu Exchange Shares with an effective or record date from the date hereof until the Closing, the specific number of such shares so referenced in this Agreement shall be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of shares by such subdivision, combination or dividend.
Section 7.4             Amendment.  Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by Ctrip and the Baidu Parties.
Section 7.5             Waiver and Extension.
(a)            Ctrip may (i) extend the time for the performance of any of the obligations or other acts of any Baidu Party, (ii) waive any inaccuracies in the representations and warranties of the Baidu Parties contained herein or in any document delivered by any Baidu Party pursuant hereto or (iii) waive compliance with any of the agreements of the Baidu Parties or conditions to Ctrip’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Ctrip.
(b)            Any Baidu Party may (i) extend the time for the performance of any of the obligations or other acts of Ctrip, (ii) waive any inaccuracies in the representations and warranties of Ctrip contained herein or in any document delivered by Ctrip pursuant hereto or (iii) waive compliance with any of the agreements of Ctrip or conditions to the Baidu Parties’ obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by a Baidu Party.
(c)            No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 7.5 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 7.5 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates.  The failure of Ctrip on the one hand, or the Baidu Parties, on the other hand, to assert any of their respective rights hereunder shall not constitute a waiver of any of such rights.
Section 7.6              Fees and Expenses.  Each Party shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby, except that Ctrip, on the one hand, and the Baidu Parties, on the other hand, shall each pay one-half of any reasonable out-of-pocket expenses payable in connection with the sales, use, transfer, stamp duty or similar taxes payable in connection with the conveyance, transfer and assignment of the Ctrip Exchange Shares and the Baidu Exchange Shares.
Section 7.7             Assignment.  This Agreement and the rights and obligations of the Parties hereunder may not be assigned by Ctrip without the Baidu Parties’ written consent or by any Baidu Party without Ctrip’s written consent.  Any assignment in violation of this Section 7.7 shall be null and void.

Section 7.8             No Third-Party Beneficiaries.  Except for the provisions of Article VI relating to the Indemnified Parties, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.
Section 7.9             Governing Law; Arbitration.
(a)            This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the Laws of the State of New York (without regard to its conflicts of laws rules that would mandate the application of the Laws of another jurisdiction).
(b)            Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.
(i)            The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”).
(ii)            The law of this arbitration clause as set forth in this Section 7.9(b) shall be Hong Kong law.
(iii)            The number of arbitrators shall be three (3).  In the event that there are more than two parties to an arbitration, one arbitrator shall be appointed jointly by the Baidu Parties and one arbitrator shall be appointed by Ctrip.  The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two Party-appointed arbitrators.  Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules.
(iv)            The language to be used in the arbitration proceedings shall be English.
(v)            Subject to the agreement of the arbitral tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the arbitral tribunal already appointed to hear the existing Dispute(s).
(vi)            The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties.
(vii)            Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets.  For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.

Section 7.10          Entire Agreement.  This Agreement and the Transaction Agreements constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and the Transaction Agreements and supersede all prior agreements and understandings, both oral and written, between the Parties and/or their Affiliates with respect to the subject matter of this Agreement and the Transaction Agreements.
Section 7.11          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, Ctrip and the Baidu Parties shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both Ctrip and the Baidu Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
Section 7.12          Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 7.13           Specific Performance.  The Parties acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms.  Accordingly, in addition to any other right or remedy to which a Party may be entitled, at law or in equity, it shall be entitled to seek enforcement of any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking.
Section 7.14          Joint and Several.  All representations, warranties, covenants and agreements of Parent and Baidu hereunder are given on a joint and several basis, and Parent agrees to cause Baidu to perform and comply with all of its obligations hereunder.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Ctrip Co-president & COO

BAIDU HOLDINGS LIMITED

By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

BAIDU, INC.

By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

EXHIBIT 3

STANDSTILL AGREEMENT

by and between

Ctrip.com International, Ltd.

and

Baidu, Inc.

Dated as of October 26, 2015

Exhibit A - Company Competitors

Exhibit B – Shareholder Competitors

i

STANDSTILL AGREEMENT
This STANDSTILL AGREEMENT (this “Agreement”) is made and entered into as of October 26, 2015 by and between Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Company”), and Baidu, Inc., a Cayman Islands exempted company (the “Shareholder”).
W I T N E S S E T H:
WHEREAS, the Company, the Shareholder and certain other party named therein entered into a share exchange agreement, dated as of October 24, 2015 (the “Share Exchange Agreement”), pursuant to which, among other things, the Company has issued and delivered to a Subsidiary of the Shareholder certain Ordinary Shares in exchange for certain ordinary shares, par value US$0.001, of Qunar Cayman Islands Ltd., a Cayman Islands exempted company; and
WHEREAS, the parties hereto desire to enter into this Agreement to define certain rights and obligations among them with respect to the Company.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATION
Section 1.1             Definitions.  As used in this Agreement, the following terms shall have the following meanings:
“ADS” means an American Depositary Share, representing 0.25 of an Ordinary Share of the Company as of the date of the Share Exchange Agreement.
“Affiliate” means, with respect to any specified Person, any Person that controls, is controlled by, or is under common control with such Person.  For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.  For the avoidance of doubt, the Shareholder and its Affiliates shall not be considered Affiliates of the Company.  For purposes of this Agreement, each of the Chairman of the Board, the Chief Executive Officer of the Company, the Chief Operating Officer of the Company and the Chief Financial Officer of the Company shall be Affiliates of the Company.
“Agreement” shall have the meaning ascribed to such term in the preamble to this Agreement.
“beneficial owner” (including, with correlative meanings, the terms “beneficially own” and “beneficial ownership”) has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

“Board” means the board of directors of the Company.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York or the cities of Beijing, Shanghai or Hong Kong are required by Law to be closed.
“Company Rights Agreement” means the Rights Agreement dated as of November 23, 2007 between the Company and The Bank of New York, as amended or restated, as applicable, from time to time.
“Company” shall have the meaning ascribed to such term in the preamble to this Agreement.
“Company Competitor” means any of the Persons set forth in Exhibit A hereto or any of its Subsidiaries.
“Company Sale” means an acquisition by any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) of any Equity Securities (or beneficial ownership thereof) or assets, including rights or options to acquire such ownership, tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, business combination, issuance, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with or involving the Company or any of its Subsidiaries, in each case as a result of which such Person or “group” would (i) beneficially own securities representing more than forty percent (40%) of the Ordinary Shares, or Equity Securities of any Subsidiary of the Company that own, directly or indirectly, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, including upon exercise, exchange or conversion of other securities of the Company, or such Subsidiary beneficially owned by such Person or “group”, or (ii) acquire assets of the Company and its Subsidiaries representing more than forty percent (40%) of the consolidated revenue or net profit of the Company as reflected in the most recent audited consolidated financial statements of the Company;
“Significant Sale” has the same meaning as “Company Sale” except that “forty percent (40%)” in clause (i) of the definition shall be “twenty-seven percent (27%)”.
“Companies Law” means the Companies Law of the Cayman Islands, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder.
“Equity Securities” means the ADSs and any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of the Company or any of its Subsidiaries (as the case may be), and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to the Company or any of its Subsidiaries (as the case may be), or any contract of any kind for the purchase or acquisition from the Company or any of its Subsidiaries (as the case may be) of any of the foregoing, either directly or indirectly.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
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“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.
“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.
“Memorandum and Articles of Association” means the Memorandum and Articles of Association of the Company, as the same may be amended from time to time.
“Ordinary Shares” means the ordinary Shares of the Company, par value of $0.01 per share.
“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.
“SEC” means the United States Securities and Exchange Commission.
“Share” means a share in the Company issued subject to and in accordance with the provisions of the Companies Law and the Memorandum and Articles of Association.
“Share Exchange Agreement” shall have the meaning ascribed to such term in the recitals to this Agreement.
“Shareholder” shall have the meaning ascribed to such term in the preamble to this Agreement.
“Shareholder Purchase Right Shares” means, as of any time, the number of American Depositary Shares or Ordinary Shares of the Company equal to 27% of the Company’s issued and outstanding share capital on an actual basis as of such time.
“Shareholder Competitor” means any of the Persons set forth in Exhibit B hereto or any of its Subsidiaries.
“Shareholder Notice” shall have the meaning ascribed to such term in Section 2.2(b).
“Shareholder Standstill” shall have the meaning ascribed to such term in Section 2.1.
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“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, or (ii) any “variable interest entity” whose financial statements are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with Generally Accepted Accounting Principles of the United States.
Section 1.2              Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)        The words “party” and “parties” shall, unless the context otherwise requires, be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.
(b)        When a reference is made in this Agreement to an Article, Section or subsection, such reference is to an Article, Section or subsection of this Agreement.
(c)        The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.
(d)        Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”
(e)        The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(f)        All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.
(g)        The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.
(h)        The use of “or” is not intended to be exclusive unless expressly indicated otherwise.
(i)        The term “US$” means United States Dollars.
(j)        The term “days” shall refer to calendar days.
4

(k)        The word “will” shall be construed to have the same meaning and effect as the word “shall.”
(l)        A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.
(m)        References herein to any gender include the other gender.
(n)        The parties hereto have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.
ARTICLE II
STANDSTILL
Section 2.1             Standstill. Subject to Section 2.2, Section 2.3 and Section 2.4, and unless otherwise agreed by both the Shareholder and the Company in writing, the Shareholder covenants and agrees with the Company that, for as long as the Company is in full compliance with Section 3.1(c) and Section 3.2 (to the extent then in effect and applicable), the Shareholder shall not, and shall cause its Subsidiaries not to, directly or indirectly, alone or in concert with others, without the prior written consent of the Company, take any of the actions set forth below (clauses (a) through (e) below, collectively, the “Shareholder Standstill”):
(a)        effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or knowingly assist, or vote in favor of or authorize, or solicit any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any Equity Securities (or beneficial ownership thereof) or material assets of the Company or any of its Subsidiaries, including rights or options to acquire such ownership, (ii) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination involving the Company or any of its Subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its Subsidiaries;
(b)        make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in the rules of the SEC) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of the Company or any of its Subsidiaries in connection with seeking the removal of any directors on the Board or a change in the size or composition of the Board (other than for exercising its rights under Section 3.2 when such section is in effect and applicable);
(c)        form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party in connection with any action contemplated by any of the foregoing;
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(d)        enter into any arrangements with any third party, or finance any third party, with respect to any of the foregoing actions; or
(e)        make any public disclosure inconsistent with clauses (a) through (d), or take any action that would reasonably be expected to require the Company to make any public disclosure with respect to the matters set forth in clauses (a) through (d).
Section 2.2             Exceptions to Standstill.  Notwithstanding anything in Section 2.1 to the contrary, it shall not be a breach of this Agreement if the Shareholder or its Subsidiaries:
(a)        acquire Ordinary Shares or ADSs pursuant to this Agreement or the Share Exchange Agreement;
(b)        purchase in whole at any single time or in part at any number of times, from any Person (in the open market, through block trades, or otherwise) an aggregate number of ADSs or Ordinary Shares up to the Shareholder Purchase Right Shares; provided that the Shareholder or any of its Subsidiaries gives the Company written notice of such purchase promptly but in no event later than two Business Days following such purchase (the “Shareholder Notice”); each Shareholder Notice shall specify the applicable number and date of ADSs or Ordinary Shares purchased;
(c)        discuss any matter (including a Company Sale) confidentially with the Company, the Board or any of its members or the Company’s management or exercise voting rights with respect to ADSs or Ordinary Shares on any matter brought before the shareholders of the Company (or the holders of ADSs) in any manner they choose; it being understood, for the avoidance of doubt, that this clause shall not permit the Shareholder or its Subsidiaries to bring a matter before the shareholders of the Company for a vote if it is otherwise expressly prohibited from doing so under Section 2.1;
(d)        discuss any matter (including a Company Sale) confidentially with its designees on the Board, including with respect to any action taken or to be taken by such designees with respect to any matter under consideration by the Board;
(e)        discuss any matter (including a Company Sale) confidentially with its directors, officers, employees, financial advisors, legal counsel or other advisors;
(f)        effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or knowingly assist, or vote in favor of or authorize, or solicit any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in any disposition or sale of any Equity Securities (or beneficial ownership thereof);
(g)        designating any directors or removing any directors designated pursuant to Section 3.2; or
(h)        make any public announcement, filing or disclosure required by Law or the regulations or policies of any securities exchange or other similar regulatory body.
The Company hereby acknowledges and agrees that any ADSs or Ordinary Shares acquired by the Shareholder or its Subsidiaries pursuant to the Share Exchange
6

Agreement or pursuant to Section 2.2(b) shall not result in the Shareholder or its Subsidiaries becoming an “acquiring person” or similar designation, or otherwise having their rights to acquire ADSs or Ordinary Shares limited in any way, under  any “stockholder rights plan,” “poison pill,” or other comparable plan or arrangement of the Company, or any amendment or modification thereof, in effect as of the date of this Agreement or that may be adopted in the future.
Section 2.3              Suspension of Standstill.  Notwithstanding anything in this Agreement to the contrary, the provisions of Section 2.1 shall be suspended if:
(a)        any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) other than the Shareholder and its Subsidiaries: (i) executes a definitive agreement with the Company providing for (or the Board or any committee of the Board approves) a transaction or series of related transactions involving a Significant Sale, provided that Section 2.1 will be reinstated if the Company publicly states that any such process has been irrevocably terminated (but only if neither the Shareholder nor any of its Subsidiaries nor any other Person have publicly proposed a separate, bona fide Significant Sale prior to such termination, but only for so long as such proposal by the Shareholder, its Subsidiaries or such other Person has not been withdrawn or terminated); (ii) commences, or announces an intention to commence, a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership of more than twenty-seven percent (27%) of the Company’s issued and outstanding equity securities and, in the case of this clause (ii), the Board recommends, or publicly discloses an intention to recommend, that the Company’s shareholders tender their Shares into such offer or fails to recommend against its shareholders tendering their Shares into such offer within ten Business Days after the commencement of such offer or at any time thereafter at which it publicly takes a position with respect to such offer, provided that Section 2.1 will be reinstated if any such tender offer or exchange offer is irrevocably withdrawn or terminated (but only if neither the Shareholder nor any of its Subsidiaries nor any other Person have publicly proposed a bona fide Significant Sale prior to such withdrawal or termination, but only for so long as such proposal by the Shareholder, its Subsidiaries or such other Person has not been withdrawn or terminated); (iii) commences any “solicitation” of “proxies” (as such terms are defined in the rules of the SEC) to elect and/or remove a majority of the Board, provided that Section 2.1 will be reinstated if any such solicitation is irrevocably terminated (but only if neither the Shareholder nor any of its Subsidiaries nor any other Person have publicly proposed a bona fide Significant Sale prior to such termination, but only for so long as such proposal by the Shareholder, its Subsidiaries or such other Person has not been withdrawn or terminated); or (iv) beneficially owns twenty-seven percent (27%) or more of the Company’s issued and outstanding voting securities or Equity Securities; or
(b)        the Company has authorized a process for the solicitation of offers or indications of interest with respect to a Significant Sale, and fails to invite the Shareholder to participate in the process on substantially the same terms as apply to other participants; provided that Section 2.1 will be reinstated if the Company publicly states that any such process has been irrevocably terminated (but only if neither the Shareholder nor any of its Subsidiaries nor any other Person have publicly proposed a bona fide Significant Sale prior to such termination, but only for so long as such proposal by the Shareholder, its Subsidiaries or such other Person has not been withdrawn or terminated).
Section 2.4             Essential Consideration.  The parties hereto acknowledge and agree that the rights and obligations of the parties hereunder, including the Shareholder
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Standstill, are given in consideration for the rights and obligations undertaken under the Share Exchange Agreement, and without limiting the generality of the foregoing, constitute essential and integral consideration to the parties for their execution of the Share Exchange Agreement.
ARTICLE III
ADDITIONAL AGREEMENTS
Section 3.1             Investment and Other Restrictions.
(a)        If the Shareholder proposes to transfer any Ordinary Shares to any Company Competitor (except in capital markets transaction(s) of Equity Securities of the Company where any Company Competitor participates without the Shareholder’s knowledge), the Shareholder shall promptly give the Company a written notice of the Shareholder’s intention to make the transfer (the “Transfer Notice”), which shall include (A) a description of the Ordinary Shares subject to the transfer, (B) the identity of the Company Competitor and (C) the consideration and other material terms and conditions upon which the proposed transfer is to be made. The Company may exercise its right of first refusal by delivering the Shareholder of written notice within ten (10) Business Days after its receipt of the Transfer Notice to acquire all, but not less than all, of the Ordinary Shares subject to the transfer at the same price and subject to the same terms and conditions as described in the Transfer Notice. If and to the extent that the Company fails to exercise its right hereunder timely or, at all, the Shareholder may then proceed with the transfer of Ordinary Shares to the Company Competitor on the terms and conditions set forth in the Transfer Notice.
(b)        Unless otherwise agreed by both the Shareholder and the Company in writing, the Shareholder covenants and agrees with the Company that for as long as the Company is in full compliance with Section 3.1(c) and Section 3.2 (to the extent then in effect and applicable), the Shareholder shall not, and shall cause its Subsidiaries not to: (i) effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or assist any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any securities (or beneficial ownership thereof) or material assets of any Company Competitor, including rights or options to acquire such ownership, (B) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination with any Company Competitor, or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to any Company Competitor; (ii) form any partnership, joint venture or other business entities with any Company Competitor; or (iii) take any action that would have the effect of any of the transactions described in clause (i) or (ii) above; unless such transaction or action set forth in clauses (i) to (iii) above does not involve the travel business of the Company Competitor.
(c)        Unless otherwise agreed by both the Shareholder and the Company in writing, the Company covenants and agrees with the Shareholder that for as long as (x) the Shareholder and its Subsidiaries, in aggregate, beneficially own such number of Ordinary Shares that is not less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable), and (y) the Shareholder and its Subsidiaries are in full compliance with Article II, Section 3.1(a) and Section 3.1(b) (to the extent then in effect and applicable), the Company shall not and shall cause its Subsidiaries
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not to: (i) issue any Equity Securities to any Shareholder Competitor, or effect any sale of material assets of the Company and its Subsidiaries, taken as a whole, to any Shareholder Competitor (except in public offering(s) and Rule 144A or Regulation S private placement(s) of Equity Securities of the Company where any Shareholder Competitor participates without the Company’s knowledge); (ii) exempt or suspend any Shareholder Competitor from the application of the rights issued under the Company Rights Agreement or amend, terminate or redeem the Company Rights Agreement or the rights issued thereunder in order to render such rights inapplicable to any Shareholder Competitor, provided that, the provisions of this sub-clause (ii) shall in no circumstance restrict or interfere with any director of the Company acting in such capacity in the exercise of any such director’s fiduciary duties in evaluating the actions to be taken by the Board under the Company Rights Agreement, (iii) effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or assist any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any securities (or beneficial ownership thereof) of the last Shareholder Competitor set forth in Exhibit B or any of its Subsidiaries, including the rights or options to acquire such ownership, or (B) any merger, consolidation, amalgamation, scheme of arrangement, or other business combination transaction with any Shareholder Competitor; (iv) form any partnership, joint venture or other business entities with any Shareholder Competitor, other than in connection with the transactions as contemplated under the Consortium Agreement entered into by and among C-Travel International Limited and certain other parties named thereunder, dated as of September 18, 2015 and publicly filed as Exhibit E to a Schedule 13D/A beneficial ownership report of C-Travel International Limited dated September 25, 2015 in respect of eLong, Inc., or (v) take any action that would have the effect of any of the transactions described in clauses (i), (ii) (iii) or (iv) above.
(d)        For purpose of this Section 3.1, “material assets” of a Company Competitor or the Company (the “Subject Company”) shall mean assets of the Subject Company or its Subsidiaries with an aggregate fair value of no less than 15% of the total assets of the Subject Company, as reflected in the most recent and publicly disclosed consolidated financial information of the Subject Company (in the case that the Subject Company is a listed company) or the most recent audited consolidated financial statements of the Subject Company (in other cases), and shares of eLong, Inc. beneficially owned by the Company or its Subsidiaries shall be deemed to be material assets of the Company.
Section 3.2             Appointment of the Company Directors.
(a)        Provided that the Shareholder and its Subsidiaries comply in all material respects with Section 3.1(a) and Section 3.1(b) (in each case to the extent then in effect), (i) for so long as the Shareholder and its Subsidiaries, in the aggregate, beneficially own such number of Ordinary Shares not less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable), the Shareholder shall have the right, exercisable by delivering written notice to the Company, to designate one (1) director to the Board, and (ii) for so long as the Shareholder and its Subsidiaries, in the aggregate, beneficially own such number of Ordinary Shares not less than seventy-five percent (75%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any
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Ordinary Shares or ADSs, as applicable), the Shareholder shall have the right, exercisable by delivering written notice to the Company, to designate in total two (2) directors to the Board.  The number of directors designated by the Shareholder above shall be increased if the total number of directors on the Board increases by three or more such that the Shareholder generally maintains its pro rata representation on the Board as contemplated in the preceding sentence without such increase in the total number of directors, provided that the Shareholder shall remain eligible to designate two (2) directors to the Board pursuant to this Section 3.2(a) immediately prior to such adjustment.
(b)        The Company shall cause the election of the Shareholder’s designee(s) to the Board promptly upon receipt of notice with respect to such designation under Section 3.2(a) and in any event, within five (5) Business Days thereof.  If the Shareholder’s designee(s) should resign or otherwise be unable to serve on the Board, the Shareholder shall have the right, subject to Section 3.2(a), to designate by written notice to the Company new director(s) to the Board in replacement thereof.  For so long as the Shareholder has the right to designate director(s) to the Board pursuant to Section 3.2(a), the Company (i) shall not support or permit the removal of such director(s) designated by the Shareholder without the prior written consent of the Shareholder, and (ii) shall include such director(s) designated by the Shareholder as nominees for election to the Board at any general meeting of shareholders of the Company called for that purpose and use its best efforts to procure their election. At such time as the Shareholder and its Subsidiaries, in the aggregate, beneficially own less than seventy-five percent (75%) but not less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable), the Shareholder’s director designation right pursuant to this Section 3.2 shall be reduced to one (1) director automatically and irrevocably, upon which the Shareholder shall promptly cause one of the two directors designated by it to resign from the Board. At such time as the Shareholder and its Subsidiaries, in the aggregate, beneficially own less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable), the Shareholder’s right to designate directors pursuant to this Section 3.2 shall terminate automatically and irrevocably, upon which the Shareholder shall promptly cause any directors designated by it to resign from the Board.
Section 3.3             Pre-emptive Right.  For so long as the Shareholder and its Subsidiaries beneficially own such number of Ordinary Shares not less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable), the Shareholder is entitled to a pre-emptive right to purchase up to its pro rata share of any new Equity Securities which the Company may, from time to time, propose to sell, offer or issue, for the same purchase price and in substantially the same deal timetable as are offered to other participants in such issuance. The Shareholder’s pro rata share, for purposes of the pre-emptive right under this Section 3.3, shall be the lower of (1) 24.5% and (2) a fraction, the numerator of which shall be the number of Ordinary Shares held by the Shareholder and its Subsidiaries immediately prior to the issuance of such new Equity Securities and the denominator of which shall be the total number of Ordinary Shares outstanding immediately prior to such issuance of new Equity Securities.  For the avoidance
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of doubt, the pre-emptive right hereunder shall not apply to any sale, offer or issuance of Equity Securities: (i) to employees, officers or consultants pursuant to any employee benefit plan, employee stock option plan or similar share-based plan of the Company, (ii) in connection with any exercise of conversion rights by any Person holding any convertible securities of the Company, (iii) in connection with any share split, share dividend or any subdivision of Ordinary Shares or other similar event in which all the Shareholders are entitled to participate on a pro rata basis, (iv) in a strategic acquisition of business, or transactions with financial institutions or lessors in connection with loans, credit arrangements, equipment financings or similar transactions, each such acquisition and transaction having been approved by the Board and the shareholders of the Company pursuant to the Memorandum and Articles of Association; or (v) any securities issued pursuant to any transaction or any series of transactions that constitute a Company Sale.
Section 3.4             Significant Sale
(a)        For so long as the Shareholder and its Subsidiaries, in the aggregate, beneficially own such number of Ordinary Shares not less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement, the Shareholder shall have a right of first refusal with respect to any transaction or series of related transactions involving a Significant Sale to a Shareholder Competitor.
(b)        If the Company receives any proposal with respect to a transaction or series of related transactions involving a Significant Sale from a  Shareholder Competitor (“Significant Sale Offer”) and the Board plans to approve or support such proposal, the Company shall, within five (5) Business Days thereafter, send a written notice to the Shareholder (“Offer Notice”).  The Offer Notice shall state the material terms and conditions of the proposal, including (i) the name of the Shareholder Competitor, (ii) a detailed description of the proposal and (iii) the total amount and form of the proposed consideration.
(c)        The Shareholder may exercise its right of first refusal by delivering to the Company written notice within ten (10) Business Days after its receipt of the Offer Notice to acquire all, but not less than all, of the Equity Securities or assets subject to the Significant Sale at the same price and subject to the same terms and conditions as described in the Offer Notice.  If and to the extent that the Shareholder fails to exercise its right hereunder timely or, at all, the Company may proceed with the Significant Sale on the terms and conditions set forth in the Offer Notice.
(d)        To the extent that the Shareholder duly exercised its right of first refusal hereunder, the Shareholder and the Company shall use their commercially best efforts to procure that the transaction(s) contemplated by the Significant Sale at the same price and subject to the same terms and conditions as described in the Offer Notice are completed within 60 days after the date of the Offer Notice.
ARTICLE IV
MISCELLANEOUS
Section 4.1             Termination of Standstill.  The Shareholder Standstill shall terminate automatically upon the earliest to occur of:
(a)        the consummation of any Company Sale; or
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(b)        the mutual written consent of the Company and the Shareholder.
For the avoidance of doubt, the termination of the Shareholder Standstill in accordance with this Section 4.1 will not automatically terminate this Agreement.
Section 4.2             Termination of Agreement.
(a)        This Agreement may be terminated by the Company in its entirety upon the occurrence of:
(i)    the Shareholder and its Subsidiaries, in aggregate, beneficially own such number of Ordinary Shares that is less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar adjustment made in respect of any Ordinary Shares or ADSs, as applicable); or
(ii)    the failure of the Shareholder to comply in all material respects with the provisions of Section 3.1(a) and Section 3.1(b).
(b)        This Agreement may be terminated by the Shareholder in its entirety upon the occurrence of:
(i)     an event set forth in Section 4.2(a)(i) above; or
(ii)    any failure of the Company to comply in all material respects with the provisions of Section 3.1(c), Section 3.2, Section 3.3 or Section 3.4.
(c)        This Agreement shall terminate in its entirety upon the mutual written consent of the Company and the Shareholder.
(d)        Subject to Section 4.2(e), this Agreement shall be of no further force or effect upon termination pursuant to Section 4.2(a), Section 4.2(b) or Section 4.2(c).
(e)        Notwithstanding the foregoing of this Section 4.2, (i) Section 3.1(c), Section 3.2, Section 3.3 and Section 3.4 shall survive the termination of the Agreement if the termination is made pursuant to Section 4.2(b)(ii) until such time as the Shareholder and its Subsidiaries, in aggregate, beneficially own less than fifty percent (50%) of the number of Ordinary Shares issued to the Shareholder or its Subsidiary under the Share Exchange Agreement; (ii) Article II and Section 3.1(a) shall survive the termination of the Agreement if the termination is made pursuant to Section 4.2(a)(ii) until this provision is specifically terminated pursuant to this Agreement; and (iii) Article IV shall survive the termination of this Agreement indefinitely.
Section 4.3             Effectiveness.  This Agreement shall become effective on the date hereof and shall continue to be effective until being terminated pursuant to Section 4.2.
Section 4.4             Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (a) on the date of delivery if delivered in person, (b) on the date of confirmation of receipt of transmission by facsimile or other form of electronic delivery (provided that
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confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (c) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):
If to the Company, to:
99 Fu Quan Road
Shanghai 200335
People’s Republic of China
Tel: +86 21 3406-4880
Fax: +86 21 5251-0000
Attention: Chief Financial Officer
with a copy to:
Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: Z. Julie Gao, Esq./Haiping Li, Esq.
Facsimile: +852 3740 4727/+852 3910 4835
If to the Shareholder, to:
No. 10 Shangdi 10th Street
Haidian District, Beijing
People’s Republic of China
Fax: +86 10 5992 0061
Attention: Tony Yip, Vice President
with a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 3601, Office Tower A, Beijing Fortune Plaza,
No. 7 Dongsanhuan Zhonglu, Chaoyang District
Beijing 100020, PRC
Attention: Greg Liu
Facsimile: +86 10 6530 9070/80

Section 4.5             Public Disclosure.  Except as provided in the Share Exchange Agreement, none of the parties nor their respective Affiliates shall issue or cause the publication of this Agreement or any press release or other public announcement or communication with respect to the transactions contemplated hereby except to the extent a party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing party shall give the other parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information required to comply with such Law or regulations, and if
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reasonably practicable, shall consult with the other party hereto regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other parties.
Section 4.6             Amendment.  Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by or on behalf of each of the parties hereto.
Section 4.7             Waiver and Extension.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 4.7 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 4.7 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
Section 4.8             Fees and Expenses.  Each party hereto shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby.
Section 4.9             Assignment.  This Agreement and the rights and obligations of the parties hereunder may not be assigned by any party hereto without the written consent of the other party hereto.  Any assignment in violation of this Section 4.9 shall be null and void.
Section 4.10          No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.
Section 4.11          Governing Law; Arbitration.
(a)        This Agreement and any dispute, controversy or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the Laws of the State of New York (without regard to its conflicts of laws rules that would mandate the application of the Laws of another jurisdiction).
(b)        Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.
(i)    The place and seat of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong
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International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”).
(ii)     The law of this arbitration clause as set forth in this Section 4.10(b) shall be Hong Kong law.
(iii)                  The number of arbitrators shall be three (3).  In the event that there are more than two parties to an arbitration, one arbitrator shall be appointed jointly by the Shareholder and one arbitrator shall be appointed by the Company.  The third arbitrator, who shall serve as chairperson of the arbitral tribunal, shall be selected by the mutual agreement of the first two Party-appointed arbitrators.  Any arbitrator that is not so appointed shall instead be appointed in accordance with the HKIAC Rules.
(iv)                  The language to be used in the arbitration proceedings shall be English.
(v)    Subject to the agreement of the arbitral tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s) shall be resolved by the arbitral tribunal already appointed to hear the existing Dispute(s).
(vi)                  The award of the arbitral tribunal shall be final, conclusive and binding upon the Parties.
(vii)                  Judgment upon any award may be entered and enforced in any court having jurisdiction over a Party or any of its assets.  For the purpose of the enforcement of an award, the Parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement, including any defenses based on lack of personal jurisdiction or inconvenient forum.
Section 4.12          Entire Agreement.  Unless the parties hereto specifically agree otherwise, this Agreement and the Share Exchange Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties and/or their Subsidiaries and Affiliates with respect to the subject matter of this Agreement.
Section 4.13          Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any applicable Law or any Governmental Order, such term or other provision shall be excluded from this Agreement and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and Shareholder shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both the Company and Shareholder as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
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Section 4.14           Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 4.15          Waiver of Jury Trial.  EACH OF THE COMPANY AND SHAREHOLDER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE SHARE EXCHANGE AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
Section 4.16          Specific Performance.  The parties hereto acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms.  Accordingly, in addition to any other right or remedy to which a party hereto may be entitled, at law or in equity, such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.
CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Capacity:	Co-president & COO

BAIDU, INC.

By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Capacity:	Director

EXHIBIT 4
REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of October 26, 2015 by and between:
(1)	Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Company”); and
(2)	Baidu Holdings Limited, a British Virgin Islands company (the “Investor”).
The parties listed above are referred to herein collectively as “Parties” and individually as a “Party.”
RECITALS
A.	The Company, the Investor and certain other parties named therein entered into a share exchange agreement, dated as of October 24, 2015 (the “Share Exchange Agreement”), pursuant to which, among other things, the Company issued and delivered to the Investor certain Ordinary Shares in exchange for certain Class B ordinary shares, par value US$0.001, of Qunar Cayman Islands Limited, a Cayman Islands exempted company; and
B.	In connection with the Share Exchange Agreement and in order to induce the Investor to consummate the transactions contemplated under the Share Exchange Agreement, the Company and the Investor have agreed to enter into this Agreement.
WITNESSETH
NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
1.	Interpretation
1.1                Definitions. The following terms shall have the meanings ascribed to them below:

“ADS” means an American Depositary Share, issued pursuant to the Deposit Agreement, each representing four Class B ordinary shares of the Company as of the date of this Agreement.
“ADS Depositary” means Deutsche Bank Trust Company Americas.
“Affiliate” means, with respect to a specified person, a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.
“Applicable Securities Laws” means the securities law of the United States, including the Exchange Act and the Securities Act, and any applicable securities law of any state of the United States.
“Board” or “Board of Directors” means the board of directors of the Company.
“Business Day” means any day that is not a Saturday, Sunday, public holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC, the Cayman Islands or the City of New York.
“Commission” means the Securities and Exchange Commission of the United States or any other federal agency at the time administering the Securities Act.
“Deposit Agreement” means the deposit agreement, as amended from time to time, among the Company, the ADS Depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder or, if amended or supplemented as provided therein, as so amended or supplemented.
“Ordinary Shares” means the ordinary shares, par value US$0.01 per share, of the Company.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Form F-3” means Form F-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.
“Form S-3” means Form S-3 promulgated by the Commission under the Securities Act or any successor form or substantially similar form then in effect.
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“Governmental Authority” means any nation or government or any nation, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the PRC or any other country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.
“Law” means any constitutional provision, statute or other law, rule, regulation, official policy or interpretation of any Governmental Authority and any injunction, judgment, order, ruling, assessment or writ issued by any Governmental Authority.
“Permitted Transferee” means, with respect to the Investor, any consolidated Affiliate of the Investor for so long as such transferee remains a consolidated Affiliate of the Investor at all times following the applicable transfer.
“Person” means any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity.
“PRC” means the People’s Republic of China, and solely for the purposes of this Agreement, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.
“Registration” means a registration effected by preparing and filing a Registration Statement and the declaration or ordering of the effectiveness of that Registration Statement; and the terms “Register” and “Registered” have meanings concomitant with the foregoing.
“Registrable Securities” means all of the Ordinary Shares acquired by the Investor pursuant to the Share Exchange Agreement or otherwise from time to time (as adjusted for any stock split, stock dividend, recapitalization, reclassification or similar transaction of the Company).
“Registration Statement” means a registration statement prepared on Form F-1, F-3, S-1 or S-3 under the Securities Act (including, without limitation, Rule 415).
“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
“Securities Act” means the United States Securities Act of 1933, as amended.
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“Shelf Registration Statement” means a “shelf” registration statement on an appropriate form providing for the registration and sale of securities on a delayed or continuous basis pursuant to Rule 415.
“U.S.” means the United States of America.
“WKSI” means a “well known seasoned issuer” as defined under Rule 405.
1.2                Interpretation. For all purposes of this Agreement, except as otherwise expressly provided, (i) the terms defined in this Section 1 shall have the meanings assigned to them in this Section 1 and include the plural as well as the singular, (ii) all references in this Agreement to designated “Sections” and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, (iii) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms, (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision, (v) all references in this Agreement to designated schedules, exhibits and annexes are to the schedules, exhibits and annexes attached to this Agreement unless explicitly stated otherwise, (vi) “or” is not exclusive, (vii) the term “including” will be deemed to be followed by “, but not limited to,” (viii) the terms “shall,” “will,” and “agrees” are mandatory, and the term “may” is permissive, and (ix) the term “day” means “calendar day.”
2.	Registration Rights.
2.1               Piggyback Registrations.
(a)	The Company shall notify the Investor in writing at least three days prior to filing any Registration Statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements filed under Section 2.2 of this Agreement or relating to any employee benefit plan or a corporate reorganization), and shall afford the Investor an opportunity to include in such Registration Statement all or any part of the Registrable Securities then held by the Investor. If the Investor desires to include in any such registration statement all or any part of the Registrable Securities held by it, it shall within three days after receipt of the above-described notice from the Company so notify the Company in writing and in such notice shall inform the Company of the number of Registrable Securities the Investor wishes to include in such registration statement. If the Investor decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, the Investor shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration

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statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.
(b)	Underwriting. If a registration statement under which the Company gives notice under this Section 2.1(a) is for an underwritten offering, then the Company shall so advise the Investor. In such event, the right of any the Investor’s Registrable Securities to be included in a registration pursuant to this Section 2.1(a) shall be conditioned upon the Investor’s participation in such underwriting and the inclusion of the Investor’s Registrable Securities in the underwriting to the extent provided herein. If the Investor proposes to distribute its Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting. If the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of Ordinary Shares to be underwritten, then the managing underwriter(s) may exclude Ordinary Shares from the registration and the underwriting, and the number of Ordinary Shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to the Investor. If the Investor disapproves of the terms of any such underwriting, the Investor may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least five days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.
(c)	No Limit. Except as otherwise provided herein, there shall be no limit on the number of times the Investor may request registration of Registrable Securities under this Section 2.1.
2.2                Demand Registration.
(a)	In case the Company shall receive from the Investor a written request or requests that the Company effect a registration on Form F-3, which if the Company is a WKSI as of the filing date thereof, shall be an automatic Shelf Registration Statement, (and any related qualification or compliance) with respect to all or any part of the Registrable Securities owned by the Investor, then the Company shall file and use its best efforts (i) to cause such Shelf Registration Statement to be declared effective under the Securities Act (unless it becomes effective automatically upon filing) as promptly as possible after the filing thereof, and (ii) to keep such Shelf Registration Statement continuously effective under the Securities Act until such date as is the earlier of (x) the date on which all Registrable Securities covered by such Shelf Registration Statement have been sold or (y) the date on which the Registrable Securities may be sold without any restriction pursuant to Rule 144.

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(b)	Notwithstanding anything to the contrary provided above, the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 2.2:
(1)	if Form F-3 or another form permitting incorporation by reference is not available for such offering by the Investor;
(2)	if the aggregate anticipated price to the public of any Registrable Securities which the Investor propose to sell pursuant to such registration, together with the aggregate anticipated price to the public of any other securities of the Company entitled to inclusion in such registration, is less than US$50,000,000 (or the equivalent thereof in other currencies);
(3)	if the Company shall furnish to the Investor a certificate certifying the same signed by the Chief Executive Officer stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement no more than once during any twelve (12) month period for a period of not more than ninety (90) days after receipt of the request of the Investor under this Section 2.2(a). In addition, the Company shall not have registered any of its other Shares during such ninety (90) day period; or
(4)	if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of the Investor have been excluded (with respect to all or any portion of the Registrable Securities the Investor requested be included in such registration) pursuant to Section 2.1(b).
(c)	No Limit. Except as otherwise provided herein, there shall be no limit on the number of times the Investor may request registration of Registrable Securities under this Section 2.2.
2.3               Expenses. All expenses, other than the underwriting discounts and selling commissions and any issuance fees of the American depositary shares payable to the depositary (which shall be borne by the Investor) applicable to the sale of Registrable Securities pursuant to this Agreement, incurred in connection with Registrations, filings or qualifications pursuant to this Agreement, including but without limitation all Registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and disbursement of the Investor’s counsel, shall be borne by the Company.  The Company
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shall not, however, be required to pay for any expenses of any Registration proceeding begun pursuant to this Agreement if the Registration request is subsequently withdrawn at the request of the Investor.
2.4               Obligations of the Company. Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:
(a)	Registration Statement. Prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, use its best efforts to cause such Registration Statement to become effective and keep such Registration Statement effective for the period specified in this Section 2 and if not so specified herein, for the lesser of (i) 180 days and (ii) such shorter period which will terminate when all Registrable Securities covered by such Registration Statement have been sold in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement; provided, however, that (i) such 180-day period shall be extended for a period of time equal to the period the Investor refrains from selling any securities included in such registration at the request of the underwriter(s), and (ii) in the case of any registration of Registrable Securities on Form F-3 which are intended to be offered on a continuous or delayed basis, such 180 day period shall be extended, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold.
(b)	Amendments and Supplements. Prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement.
(c)	Avoidance of Suspension. Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(d)	Prospectuses. Furnish to the Investor such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.
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(e)	Blue Sky. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions as shall be reasonably requested by the Investor, provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.
(f)	Underwriting. In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering and take such other actions as are prudent and reasonably required in order to expedite or facilitate the disposition of such Registrable Securities, including causing its officers to participate in "road shows" and other information meetings organized by an underwriter in connection therewith. If the Investor participates in such underwriting, the Investor shall also enter into and perform its obligations under such an agreement.
(g)	Notification. Notify the Investor if the Investor has Registrable Securities covered by such Registration Statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of (i) the issuance of any stop order by the SEC in respect of such Registration Statement, or (ii) the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of the Investor, prepare and furnish to the Investor a reasonable number of copies of a supplement or amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Ordinary Shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in light of the circumstances then existing.
(h)	Opinion and Comfort Letter. Furnish, at the request of the Investor, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) opinion letters, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the underwriters, if any, and to the Investor and (ii) a “comfort” letter, dated as of such date, from the independent certified public accountants of the Company, in

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form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to the Investor, addressed to the underwriters, if any, and to the Investor.
(i)	Transfer Agent and CUSIP. Provide a transfer agent and registrar for all Registrable Securities covered by such registration statement and held by the Investor and, where applicable, a CUSIP number for all those Registrable Securities, in each case not later than the effective date of the Registration.
(j)	Further Actions. Take all reasonable action necessary to list the Registrable Securities on the primary exchange upon which the Company’s securities are traded.
2.5                Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 that the Investor furnishes to the Company such information regarding itself, the Registrable Securities held by it, the intended method of disposition of such securities and other information as shall be required to timely effect the Registration of its Registrable Securities.
2.6                Indemnification. In the event any Registrable Securities are included in a Registration Statement under this Section 2:
(a)	Indemnification by the Company. To the extent permitted by law, the Company shall indemnify and hold harmless the Investor, its partners, officers, directors, legal counsel, any underwriter (as defined in the Securities Act) for the Investor and each Person, if any, who controls the Investor or underwriter within the meaning of the Securities Act or the Exchange Act, against all losses, claims, damages and liabilities (joint or several; or actions, proceedings or settlements in respect thereof) to which they may become subject under laws which are applicable to the Company and relate to action or inaction required of the Company in connection with any registration, qualification or compliance, insofar as such losses, claims, damages or liabilities (or actions, proceedings or settlements in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”):
(i)	any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;
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(ii)	the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or
(iii)	any violation or alleged violation by the Company of the Applicable Securities Law, or any rule or regulation promulgated under the Applicable Securities Law;
and the Company shall reimburse the Investor, and its respective partners, officers, directors, legal counsel, underwriter and controlling Person for any legal or other expenses reasonably incurred by them, as such expenses are incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Investor, partner, officer, director, legal counsel, underwriter or controlling Person of such Investor.
(b)	Indemnification by the Investor. To the extent permitted by law, the Investor shall, if Registrable Securities held by the Investor are included in the securities as to which such registration, qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act and any underwriter, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, legal counsel, controlling Person underwriter may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any of the following statements, omissions or Violations, in each case to the extent (and only to the extent) that such statement, omission or Violation occurs in sole reliance upon and in conformity with written information furnished by the Investor expressly for use in connection with such registration:
(i)	untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or
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(ii)	omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, and the Investor shall reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling Person or underwriter in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 2.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Investor, which consent shall not be unreasonably withheld; and provided, further, that except for liability for willful fraud or misrepresentation, in no event shall any indemnity under this Section 2.6(b) exceed the net proceeds received by the Investor in such registration.
(c)	Notice. Promptly after receipt by an indemnified party of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, as incurred, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding.
(d)	Survival; Consents to Judgments and Settlements. The obligations of the Company and the Investor under this Section 2.6 shall survive the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
2.7               Rule 144 Reporting. With a view to making available to the Investor the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration or pursuant to a registration on Form F-3, after such time as a public market exists for the Ordinary Shares, the Company agrees to file with the SEC in a timely manner all reports and other documents required of the Company under the
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Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements).
2.8               Maintenance of Form F-6. The Company covenants that it will maintain the effectiveness of its Registration Statement on Form F-6 which registers a number of ADSs that is sufficient to allow the Investor to exercise its rights hereunder and under such ADS program, and sell its Registrable Securities in the United States in the manner contemplated by this Agreement.
2.9                Termination. The Company shall have no obligations to register any Registrable Securities proposed to be sold by the Investor if all such Registrable Securities proposed to be sold by the Investor may then be freely sold without registration and without restriction (including, volume limitations) pursuant to Rule 144 promulgated under the Securities Act.
3.	Miscellaneous.
3.1                Governing Law. This Agreement shall be governed by and construed under the Laws of the State of New York, without regard to principles of conflicts of law thereunder.
3.2                Dispute Resolution.  Any dispute arising out of or relating to this Agreement, including any question regarding its existence, validity or termination (“Dispute”) shall be referred to and finally resolved by arbitration at the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force.  There shall be three arbitrators.  The language to be used in the arbitration proceedings shall be English.  Each of the parties hereto irrevocably waives any immunity to jurisdiction to which it may be entitled or become entitled (including without limitation sovereign immunity, immunity to pre-award attachment, post-award attachment or otherwise) in any arbitration proceedings and/or enforcement proceedings against it arising out of or based on this Agreement or the transactions contemplated hereby.
3.3                Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.
3.4                Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by sending it by next-day or second-day courier service, fax, electronic mail or similar means to such Party.  Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent
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as aforesaid.  Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.
3.5                Successors and Assigns. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Neither this Agreement nor any of the rights or obligations of any Party may be assigned by any Party without the prior written consent of the other Party, except that the registration rights of the Investor with respect to any Registrable Securities may be transferred to a Permitted Transferee of the Investor (i) to which Registrable Securities have been transferred and (ii) who executes and delivers to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement, and any purported assignment in breach hereof by the Investor shall be void. Each party hereto who transfers Equity Securities to a Permitted Transferee shall cause such Permitted Transferee to execute and deliver to the Company a written instrument in form and substance reasonably satisfactory to the Company agreeing to be bound by and entitled to the benefits of, the terms of this Agreement.
3.6                Headings and Titles. Headings and titles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
3.7                Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.
3.8                Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the Parties with regard to the subjects hereof and thereof, and supersedes all other agreements between or among any of the Parties with respect to the subject matter hereof.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of both Parties.
3.9                Severability. If a provision of this Agreement is held to be unenforceable under applicable Laws, such provision shall be excluded from this Agreement and the remainder of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
3.10            Further Assurances. The Parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the intent of this Agreement.
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3.11            Rights Cumulative. Each and all of the various rights, powers and remedies of a Party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such Party may have at law or in equity in the event of the breach of any of the terms of this Agreement.  The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such Party.
3.12            No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.
3.13            No Presumption. The Parties acknowledge that any applicable Law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived.  If any claim is made by a Party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any Party or its counsel.
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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
BAIDU HOLDINGS LIMITED

By:	/s/ Robin Yanhong Li
	Name:	Robin Yanhong Li
	Title:	Director

[Signature page to the Registration Rights Agreement]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.
CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Title:	Co-president & COO

[Signature page to the Registration Rights Agreement]